Exhibit 99.1

Annual Information Form
For the Year Ended December 31, 2021
February 7, 2022

ANNUAL INFORMATION FORM
For the year ended December 31, 2021

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FORWARD-LOOKING INFORMATION
In this Annual Information Form (“AIF”), unless otherwise specified or the context otherwise requires, references to “the Company”, “the Corporation”, “Cenovus”, “we”, “us”, or “our” mean Cenovus Energy Inc., the subsidiaries of, and partnership interests held by, Cenovus Energy Inc., and its subsidiaries, as at December 31, 2021.
This AIF contains forward-looking statements and other information (collectively “forward-looking information”) about the Company’s current expectations, estimates and projections, made in light of the Company’s experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. This forward-looking information is identified by words such as “anticipate”, “believe”, “capacity”, “commit”, “continue”, “could”, “estimate”, “expect”, “focus”, “forecast”, “future”, “may”, “opportunities”, “option”, “plan”, “potential”, “project”, “progress”, “schedule”, “seek”, “strive”, “target”, “view”, and “will”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the closing of transactions; corporate sustainability targets; development of the Narrows Lake resource and achieving first steam from the field; the anticipated benefits and opportunities created by the Arrangement (defined below); the Company’s ability to fund future development costs; the receipt of insurance proceeds; the effect of Conventional segment production on hedging in relation to the Company’s oil sands and refining operations; realizing the best margins and netbacks for the Company’s products and maximizing value; optimizing product mix, delivery points, transportation commitments and customer diversification; unlocking resource potential; the effect of capital investments in the Conventional segment; drilling exploration wells and purchasing working interests; investment decisions; resuming production of curtailed or suspended projects; capturing global prices for crude oil production; capturing value; restarting the Superior Refinery; the focus of, and timelines for, the development and completion of projects; forecast operating and financial results, including forecast production, sales prices, costs and cash flows; forecast capital expenditures; techniques expected to be used to recover reserves and forecasts of the timing thereof; future abandonment and reclamation costs; expected payment of taxes, royalties and other payments; potential impacts of various identified risk factors, including those related to commodity prices and climate change; reserves and related information, including reserves life index, future net revenue and future development costs; expected capacities, including for projects, processing, transportation and refining; improving cost structures, forecast cost savings and the sustainability thereof; anticipated timelines for future regulatory, partner or internal approvals; future impact of regulatory measures; forecast commodity prices and trends and expected impacts to the Company; and future use and development of technology, including expected effects on land footprint, steam to oil ratios and environmental performance and sustainability. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.
Statements relating to “reserves” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the term reserves life index may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not reflect the actual life of the reserves.
Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to the Company and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials; the Company’s ability to realize the benefits and anticipated cost synergies associated with the combination of Cenovus and Husky; the Company’s ability to successfully integrate the business of Husky, including new business activities, assets, operating areas, regulatory jurisdictions, personnel and business partners for Cenovus; the accuracy of any assessments undertaken in connection with the Arrangement; forecast production volumes are subject to potential further ramp down of production based on business and market conditions; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; the absence of significant adverse changes to legislation and regulations, Indigenous relations, interest rates, foreign exchange rates, competitive conditions and the supply and demand for crude oil and natural gas, NGLs, condensate and refined products; the political, economic and social stability of jurisdictions in which the Company operates; the absence of significant disruption of operations, including as a result of harsh weather, natural disaster, accident, civil unrest or other similar events; the prevailing climatic conditions in the Company’s operating locations; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to the Company’s share price and market capitalization over the long term; opportunities to repurchase shares for cancellation at prices acceptable to the Company; cash flows, cash balances on hand and access to credit and demand facilities being sufficient to fund capital investments; foreign exchange rate risk, including with respect to our US$ debt and refining capital and operating expenses; the Company’s ability to manage our 2022 oil sands production, including without negative impacts to our assets; realization of expected capacity to store within the Company’s oil sands reservoirs barrels not yet produced, including that the Company will be able to time production and sales of our inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and crude oil differentials have narrowed; the WTI-WCS differential in Alberta remains largely tied to the extent to which voluntary economically driven supply

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cuts are made, the potential start-up of the Enbridge Inc.’s Line 3 Replacement Program, the completion of Trans Mountain Expansion project, and the level of crude-by-rail activity; the ability of the Company’s refining capacity, dynamic storage, existing pipeline commitments and financial hedge transactions to partially mitigate a portion of the Company’s WCS crude oil volumes against wider differentials estimates of quantities of heavy crude oil, bitumen, natural gas and NGLs from properties and other sources not currently classified as proved; the accuracy of accounting estimates and judgments; future use and development of technology and associated expected future results; the Company’s ability to obtain necessary regulatory and partner approvals; the successful, timely and cost effective implementation of capital projects or stages thereof; the Company’s ability to generate sufficient cash flow to meet current and future obligations; the sufficiency of existing cash balances, internally generated cash flows, existing credit facilities, management of the Company’s asset portfolio and access to capital markets to fund future development costs and dividends, including any increase thereto; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; the Company’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the Company’s ability to access sufficient capital to pursue its development plans; the Company’s ability to complete asset sales, including with desired transaction metrics and within the timelines it expects; the stability of general domestic and global economic, market and business conditions; forecast inflation and other assumptions inherent in the Company’s 2022 guidance available on cenovus.com and as set out below; expected impacts of the contingent payment to ConocoPhillips; alignment of realized WCS and WCS prices used to calculate the contingent payment to ConocoPhillips; the Company’s ability to access and implement all technology and equipment necessary to achieve expected future results and that such results are realized; the Company’s ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.
2022 guidance, as updated December 7, 2021 and available on cenovus.com, assumes: Brent prices of US$74.00/bbl, WTI prices of US$71.00/bbl; WCS of US$55.00/bbl; Differential WTI-WCS of US$16.00/bbl; AECO natural gas prices of $3.70/Mcf; Chicago 3-2-1 crack spread of US$18.00/bbl; and an exchange rate of $0.79 US$/C$.
The risk factors and uncertainties that could cause the Company’s actual results to differ materially from the forward-looking information, include, but are not limited to: the effect of the novel corona virus pandemic on the Company’s business, including any related restrictions, containment, and treatment measures taken by varying levels of government in the jurisdictions in which the Company operates; the success of the Company’s new novel corona virus workplace policies and the return of people to the Company’s workplace; the Company’s ability to achieve the benefits and anticipated cost synergies anticipated with the Arrangement in a timely manner or at all; the Company’s ability to successfully integrate Husky’s business with its own in a timely and cost effective manner; the effects of entering new business activities; unforeseen or undisclosed liabilities associated with the Arrangement; the inaccuracy of any assessments undertaken in connection with the Arrangement and any resulting pro forma information; the inaccuracy of any information provided by Husky; the Company’s ability to access or implement some or all of the technology necessary to efficiently and effectively operate its assets and achieve expected future results; the effect of the Company’s increased indebtedness; the effect of new significant shareholders; volatility of and other assumptions regarding commodity prices; the duration of any market downturn; foreign exchange risk, including related to agreements denominated in foreign currencies; the Company’s continued liquidity is sufficient to sustain operations through a prolonged market downturn; WTI-WCS differential in Alberta does not remain largely tied to the extent to which voluntary economically driven supply cuts are made, the potential start-up of Enbridge Inc.’s Line 3 Replacement Program, the completion of the Trans Mountain Expansion project, and the level of crude-by-rail activity; the Company’s ability to achieve lower transportation costs as a result of temporarily suspending the crude-by-rail program; the Company’s ability to realize the expected impacts of its capacity to store within its oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; the effectiveness of the Company’s risk management program, including the impact of derivative financial instruments, the success of the Company’s hedging strategies and the sufficiency of its liquidity positions; the accuracy of cost estimates regarding commodity prices, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; the accuracy of the Company’s share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in the Company’s marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of the Company’s crude-by-rail terminal, including health, safety and environmental risks; the Company’s ability to maintain desirable ratios of Net Debt to Adjusted EBITDA as well as Net Debt to Capitalization; the Company’s ability to access various sources of debt and equity capital, generally, and on acceptable terms; the Company’s ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to the Company or any of its securities; changes to the Company’s dividend plans; the Company’s ability to utilize tax losses in the future; the accuracy of the Company’s reserves, future production and future net revenue estimates; the accuracy of the Company’s accounting estimates and judgements; the Company’s ability to replace and expand oil and gas reserves; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project developments; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of the Company’s assets or goodwill from time to time; the Company’s ability to maintain its relationships with its partners and to successfully manage and operate its integrated operations and business; reliability of the Company’s assets including in order to meet production targets; potential disruption or unexpected technical difficulties in

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developing new products and manufacturing processes; the occurrence of unexpected events resulting in operational interruptions, including blowouts, fires, explosions, railcar incidents or derailments, aviation incidents, gaseous leaks, migration of harmful substances, loss of containment, releases or spills, including releases or spills from offshore facilities and shipping vessels at terminals or hubs and as a result of pipeline or other leaks, corrosion, epidemics or pandemics, and catastrophic events, including, but not limited to, war, extreme weather events, natural disasters, iceberg incidents, acts of vandalism and terrorism, and other accidents or hazards that may occur at or during transport to or from commercial or industrial sites and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, such as labour, materials, natural gas and other energy sources used in oil sands processes and increased insurance deductibles or premiums; the cost and availability of equipment necessary to the Company’s operations; potential failure of products to achieve or maintain acceptance in the market; risks associated with the energy industry’s and the Company’s reputation, social license to operate and litigation related thereto; unexpected cost increases or technical difficulties in operating, constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to the Company’s business, including potential cyberattacks; geo-political and other risks associated with the Company’s international operations; risks associated with climate change and the Company’s assumptions relating thereto; the timing and the costs of well and pipeline construction; the Company’s ability to access markets and to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; availability of, and the Company’s ability to attract and retain, critical talent; possible failure to obtain and retain qualified leadership and personnel, and equipment in a timely and cost efficient manner; changes in labour demographics and relationships, including with any unionized workforces; unexpected abandonment and reclamation costs; changes in the regulatory frameworks, permits and approvals in any of the locations in which the Company operates or to any of the infrastructure upon which it relies; government actions or regulatory initiatives to curtail energy operations or pursue broader climate change agendas; changes to regulatory approval processes and land use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company’s business, its financial results and consolidated financial statements; changes in general economic, market and business conditions; the impact of production agreements among OPEC and non-OPEC members; the political, social and economic conditions in the jurisdictions in which the Company operates or supplies; the status of the Company’s relationships with the communities in which it operates, including with Indigenous communicates; the occurrence of unexpected events such as protests, pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against the Company.
Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of the Company’s material risk factors, see Risk Management and Risk Factors in its most recently filed annual Management’s Discussion and Analysis (“MD&A”), and to the risk factors described in other documents the Company files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Company’s website at cenovus.com.
Information on or connected to the Company’s website at cenovus.com does not form part of this AIF unless expressly incorporated by reference herein.

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CORPORATE STRUCTURE
Cenovus Energy Inc. was formed under the Canada Business Corporations Act (“CBCA”) by amalgamation of 7050372 Canada Inc. (“7050372”) and Cenovus Energy Inc. (formerly Encana Finance Ltd. and referred to as “Subco”) on November 30, 2009, pursuant to an arrangement under the CBCA involving, among others, 7050372, Subco and Encana Corporation (now Ovintiv Inc.). On January 1, 2011, Cenovus Energy Inc. amalgamated with its wholly-owned subsidiary, Cenovus Marketing Holdings Ltd., through a plan of arrangement approved by the Court of Queen’s Bench of Alberta. On July 31, 2015, Cenovus Energy Inc. amalgamated with its wholly-owned subsidiary, 9281584 Canada Limited (formerly 1528419 Alberta Ltd.), by way of a vertical short-form amalgamation. On August 1, 2018, Cenovus Energy Inc. amalgamated with its wholly-owned subsidiary, 10904635 Canada Limited (formerly Cenovus FCCL Ltd.), by way of a vertical short-form amalgamation. In connection with the Arrangement, Cenovus amended its articles on December 30, 2020, to create eight series of cumulative redeemable preferred shares. On January 1, 2021, pursuant to a plan of arrangement under the Business Corporations Act (Alberta), Husky Energy Inc. (“Husky”), became a wholly-owned subsidiary of Cenovus. On March 31, 2021, Cenovus amalgamated with its wholly-owned subsidiary, Husky Energy Inc., by way of a vertical short-form amalgamation. On December 30, 2021, Cenovus amalgamated with its wholly-owned subsidiary, Husky Oil Operations Limited, by way of a vertical short-form amalgamation.
The Company’s head and registered office is located at 4100, 225 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 1N2.
Intercorporate Relationships
Cenovus’s material subsidiaries and partnerships as at December 31, 2021 are as follows:

Subsidiaries and Partnerships	Percentage Owned (1)	Jurisdiction of Incorporation, Continuance, Formation or Organization
Cenovus Energy Marketing Services Ltd.	100	Alberta
FCCL Partnership (“FCCL”)	100	Alberta
WRB Refining LP (“WRB”) (2)	50	Delaware
Husky Energy International Corporation	100	Alberta
Lima Refining Company	100	Delaware
Husky Marketing and Supply Company	100	Delaware
Husky Oil Limited Partnership	100	Alberta
Husky Canadian Petroleum Marketing Partnership	100	Alberta
Husky Energy Marketing Partnership	100	Alberta
Sunrise Oil Sands Partnership (3)	50	Alberta
BP-Husky Refining LLC (4)	50	Delaware
(1)Reflects all voting securities of all subsidiaries and partnerships beneficially owned or controlled or directed, directly or indirectly, by Cenovus.
(2)Cenovus’s non-operating interest held through Cenovus Energy US LLC and Cenovus GPCo LLC.
(3)Cenovus’s operating interest held through Husky Oil Sands Partnership.
(4)Cenovus’s non-operating interest held through Husky Oil Toledo Company.

As of December 31, 2021, the Company’s remaining subsidiaries and partnerships each account for (i) less than 10 percent of the Company’s consolidated assets as at December 31, 2021 and (ii) less than 10 percent of the Company’s consolidated revenues for the year ended December 31, 2021. In aggregate, Cenovus’s subsidiaries and partnerships not listed above did not exceed 20 percent of the Company’s total consolidated assets or total consolidated revenues as at and for the year ended December 31, 2021.

GENERAL DEVELOPMENT OF THE BUSINESS
OVERVIEW
Cenovus is a Canadian-based integrated energy company headquartered in Calgary, Alberta. We are the second largest Canadian-based crude oil and natural gas producer and the second largest Canadian-based refiner and upgrader, with operations in Canada, the United States (“U.S.”) and the Asia Pacific region.
Our upstream operations include oil sands projects in northern Alberta, thermal and conventional crude oil, natural gas and NGLs projects across Western Canada, crude oil production offshore Newfoundland and Labrador and natural gas and NGLs production offshore China and Indonesia. Our downstream business includes upgrading and refining operations in Canada and the U.S., and retail operations across Canada. Our common shares and common share purchase warrants ("Cenovus Warrants") are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Our cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX.

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Our operations involve activities across the full value chain to develop, produce, transport and market crude oil and natural gas in Canada and internationally. Our physically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil differentials and contribute to our bottom line by capturing value from crude oil and natural gas production through to the sale of finished products such as transportation fuels.
As at December 31, 2021, Cenovus had a land base of approximately 11.3 million net acres and an estimated proved plus probable reserves life index of approximately 29 years.
Cenovus and Husky Arrangement
On January 1, 2021, Cenovus and Husky closed a transaction to combine the two companies through a plan of arrangement (the “Arrangement”) pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and Cenovus Warrants. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms.
The Arrangement combined high quality oil sands and heavy oil assets with extensive trading, storage and logistics infrastructure, and downstream assets, which creates opportunities to optimize the margin captured across the heavy oil value chain. With the combination of processing capacity and market access outside Alberta for the majority of the Company’s oil sands and heavy oil production, exposure to Alberta heavy oil price differentials is reduced while maintaining exposure to global commodity prices.
Comparative figures in this AIF include Cenovus results prior to the closing of the Arrangement on January 1, 2021, and does not reflect any historical data from Husky.
BUSINESS SEGMENTS
As at December 31, 2021, the Company’s reportable segments were as follows:
Upstream Segments
Oil Sands
The Oil Sands segment includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise (jointly owned with BP Canada Energy Group ULC (“BP Canada”) and operated by Cenovus) and Tucker oil sands projects, as well as Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
Conventional
The Conventional segment includes assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported with additional third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities, which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
Offshore
The Offshore segment includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
Canadian Manufacturing
The Canadian Manufacturing segment includes the owned and operated Lloydminster upgrading and asphalt refining complex which upgrades heavy oil and bitumen into synthetic crude oil, diesel fuel, asphalt and other ancillary products. Cenovus seeks to maximize the value per barrel from its heavy oil and bitumen production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.

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U.S. Manufacturing
The U.S. Manufacturing segment includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly-owned Toledo Refinery (jointly owned with operator BP Products North America Inc. (“BP”)). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.
Retail
The Retail segment includes the marketing of our own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, commercial and bulk petroleum outlets, as well as wholesale channels in Canada.
Corporate and Eliminations
Primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, and diesel production in the Canadian Manufacturing segment sold to the Retail segment. Eliminations are recorded based on current market prices.
THREE YEAR HISTORY
The following describes significant events and conditions that have influenced the development of Cenovus’s business during the last three financial years:
2019
•Debt reduction. Cenovus repurchased a principal amount of US$1.3 billion of unsecured notes for US$1.2 billion. In October, Cenovus also repaid US$500 million in unsecured notes upon maturity.
•Achieved first steam from Christina Lake phase G. Cenovus began using steam from Christina Lake phase G to produce bitumen from other phases.
•Ramped up crude-by-rail shipments. Using its fleet of railcars, Cenovus ramped up shipments of crude-by-rail over the course of 2019 to exit the year with December loaded volumes averaging 105.9 thousand barrels per day and rail sales of 91.1 thousand barrels per day.
•Alberta government extended curtailment. In August, the Alberta government announced an extension of its mandatory crude oil production curtailment program to December 31, 2020.
•Increased dividend by 25 percent. In October, Cenovus announced a 25 percent increase to its dividend for the fourth quarter of 2019.
•Alberta government implemented Special Production Allowance program. Cenovus qualified for a Special Production Allowance to produce crude oil above curtailment for incremental increases in rail shipments.
•Re-rated Wood River Refinery processing capacity. As a result of consistently strong operating performance, higher utilization rates and optimization, the Wood River Refinery crude capacity was re-rated to 346 thousand barrels per day from 333 thousand barrels per day, to reflect higher processing capacity, effective January 1, 2020.
2020
•Environmental, social and governance (“ESG”) targets. In the first quarter, Cenovus announced ESG targets in four key ESG focus areas: climate and greenhouse gas (“GHG”) emissions, Indigenous engagement, land and wildlife and water stewardship.
•Response to the COVID-19 pandemic. In the first quarter, Cenovus took action to protect the health and safety of its staff and ensure the continuity of its business. Following the guidance of public health officials, the Company directed all staff who were able to do so to work from home, established mandatory self-isolation protocols and restricted travel policies. In addition, Cenovus implemented active health screening, physical distancing and advanced cleaning and sanitation measures at its field operations.
•Reduction of capital spending and suspension of crude-by-rail program. On March 9, 2020, Cenovus announced a reduction to its 2020 capital program of approximately 32 percent in response to the significant decline in world benchmark crude oil prices. Cenovus also announced the temporary suspension of the crude-by-rail program and the deferral of final investment decisions on major growth projects.
•Further reduction of capital spending and suspension of the dividend. On April 2, 2020, Cenovus announced a further reduction to its 2020 capital program of $150 million, for a total year-to-date reduction in the 2020 capital program of 43 percent, along with additional cost-saving measures including the temporary suspension of its dividend.

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•Temporary additional credit facility liquidity. In April, to further enhance its liquidity, the Company obtained commitments from several of its existing lenders for an additional $1.1 billion committed credit facility. On December 31, 2020, Cenovus cancelled the $1.1 billion committed credit facility prior to the closing of the Arrangement.
•Used dynamic storage to shift production into stronger price environment. In the second quarter of 2020, Cenovus curtailed its oil sands production, storing mobilized bitumen in its reservoirs in response to the significant decline in crude oil prices. Production was ramped up by approximately 60,000 barrels per day in June and subsequent months in an improved price environment.
•Senior notes offering. On July 30, 2020, Cenovus completed a public offering in the U.S. of US$1.0 billion in 5.375 percent senior unsecured notes due 2025.
•Arrangement with Husky. On October 25, 2020, Cenovus and Husky announced the Arrangement, an all-stock transaction valued at $23.6 billion, inclusive of debt, which would combine the two companies.
•Alberta government curtailment program put on hold. While the government’s regulatory authority to curtail crude oil production extended through 2021, starting in December 2020, Alberta’s government lifted the monthly crude oil curtailment.
•Marten Hills asset sale. On November 9, 2020, Cenovus announced the sale of its Marten Hills heavy oil assets to Headwater Exploration Inc. (“Headwater”) for a combination of cash, common share equity consideration and share purchase warrants (the “Headwater Warrants”), while retaining a gross overriding royalty interest (“GORR”) in the property. The sale closed on December 2, 2020.
2021
•Cenovus and Husky combine. Effective January 1, 2021, Cenovus and Husky combined in an all-stock transaction pursuant to the Arrangement. As a result of completing the Arrangement, Husky became a wholly-owned subsidiary of Cenovus. Pursuant to the Arrangement, Husky common shareholders received 0.7845 of a Cenovus common share and 0.0651 of a Cenovus Warrant, in exchange for each Husky common share. This resulted in the issuance of 788.5 million common shares and 65.4 million Cenovus Warrants. Each whole Cenovus Warrant entitles the holder to acquire one common share at an exercise price of $6.54 at any time up to January 1, 2026. In addition, Husky preferred shareholders exchanged each Husky preferred share for one Cenovus preferred share with substantially identical terms. Cenovus filed a business acquisition report dated March 26, 2021, that provides further details relating to the Arrangement. A copy of such business acquisition report is filed and available on SEDAR under Cenovus’s profile at sedar.com.
•Disposition of assets. Following the Arrangement, through the year, the Company completed several transactions to adjust its portfolio.
◦Marten Hills GORR interest. On May 18, 2021, Cenovus announced the sale of its GORR interest in the Marten Hills area of Alberta for cash proceeds of $102 million. The sale closed in May 2021.
◦East Clearwater and Kaybob asset sales. On July 29, 2021, Cenovus announced the sale of assets in the East Clearwater and Kaybob areas of Alberta for combined gross proceeds of $103 million. The sales closed in September and October 2021.
◦Headwater share sale. On October 14, 2021, Cenovus announced the closing of an agreement to sell 50 million common shares of Headwater for cash gross proceeds of $228 million. The Headwater Warrants were exercised on December 23, 2021. As at December 31, 2021, Cenovus owned 15 million common shares of Headwater.
◦Wembley asset sale. On November 30, 2021, Cenovus announced an agreement to sell the majority of its Montney assets in Wembley for cash proceeds of approximately $238 million. The sale is expected to close in the first quarter of 2022.
◦Husky retail fuels network sale. On November 30, 2021, Cenovus announced agreements to sell 337 gas stations for aggregate cash proceeds of approximately $420 million. The sales are expected to close in mid-2022. Cenovus is retaining its commercial fuels business, which includes 167 cardlock, bulkplant and travel centre locations.
◦Tucker asset sale. On December 16, 2021, Cenovus announced an agreement to sell its Tucker asset for gross cash proceeds of $800 million. The sale closed on January 31, 2022.
◦Atlantic restructuring. On September 8, 2021, Cenovus announced an agreement with its partners to restructure its working interests in the Atlantic region.
◦Terra Nova restructuring. Cenovus announced an agreement with its partners to restructure its working interests in the Terra Nova field. Cenovus’s working interest increased to 34 percent, up from 13 percent. The Company received $78 million, before closing adjustments, from exiting partners as a contribution towards future decommissioning liabilities related to the field. The transaction closed in September 2021. In addition, the Terra Nova Asset Life Extension (“ALE”) project is proceeding, extending the life of the field to 2033.

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◦White Rose restructuring. In the third quarter of 2021, Cenovus entered into an agreement with Suncor to decrease our working interest in the White Rose field and satellite extensions. The working interest restructuring will not occur if the project does not proceed. Cenovus would reduce its working interest in the original field from 72.5 percent to 60.0 percent and in the satellite extensions from 68.875 percent to 56.375 percent. The decision for the West White Rose project is expected to be made by mid-2022.
•Oil Sands Pathways to Net Zero initiative. On June 9, 2021, Cenovus announced the Oil Sands Pathways to Net Zero initiative, an alliance of peers working collectively with governments with a goal to achieve net zero GHG from oil sands operations by 2050.
•ESG target refresh. On December 8, 2021, Cenovus published its 2020 ESG report, including refreshed targets in five key ESG focus areas: climate and GHG emissions, water stewardship, biodiversity, Indigenous reconciliation, and inclusion and diversity.
•Credit facility consolidation and reduction. On August 18, 2021, $8.5 billion of committed credit facilities, including those assumed in the Arrangement, were cancelled and replaced with a $6.0 billion committed revolving credit facility. The committed revolving credit facility consists of a $2.0 billion tranche maturing on August 18, 2024, and a $4.0 billion tranche maturing on August 18, 2025.
•Senior notes offering. On September 13, 2021, Cenovus issued US$500 million of 2.65 percent senior unsecured notes due 2032 and US$750 million of 3.75 percent senior unsecured notes due 2052. Proceeds from the offering were used for debt reduction.
•Debt reduction. In 2021, Cenovus repurchased a principal amount of US$2.2 billion unsecured notes for US$2.3 billion through a series of tender offers and redemptions under the indentures governing certain of the notes.
•Reinstated and increased dividend. In the first quarter, Cenovus resinated its common share dividend and in November, the Company doubled its dividend to $0.035 per common share for the fourth quarter of 2021.
•Normal Course Issuer Bid (“NCIB”). On November 4, 2021, Cenovus announced that the TSX has accepted the Company’s notice of intention to implement a NCIB to purchase up to 146.5 million of the Company’s common shares. In 2021, Cenovus purchased 17 million common shares for $265 million. As of February 7, 2022, Cenovus purchased an additional 9 million common shares for $160 million.

DESCRIPTION OF THE BUSINESS
UPSTREAM
OIL SANDS
Cenovus’s Oil Sands segment includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise (jointly owned with BP Canada and operated by Cenovus) and Tucker oil sands projects, as well as Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in HMLP.
The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
As of December 31, 2021, Cenovus held bitumen and heavy oil rights of approximately 4.2 million gross acres (3.8 million net acres) within the Athabasca and Cold Lake regions of northern Alberta and Saskatchewan, as well as the exclusive rights to lease an additional 603 thousand gross acres on the Cold Lake Air Weapons Range, an active military base.
On December 16, 2021, Cenovus announced an agreement to sell its Tucker asset for gross cash proceeds of $800 million. The sale closed on January 31, 2022.
Development Approach
Cenovus uses steam-assisted gravity drainage (“SAGD”) technology to recover bitumen. The Company does not employ mining techniques for extraction and none of its reserves are suitable for extraction using mining techniques. SAGD involves injecting steam into the reservoir to enable bitumen to be pumped to the surface. Cenovus applies a manufacturing-like, phased approach to developing its oil sands assets. This approach incorporates learnings from previous phases into future growth plans, helping the Company to minimize costs.

Cenovus Energy Inc. – 2021 Annual Information Form	10

At Cenovus’s Lloydminster conventional heavy oil assets, the Company employs a combination of production technologies including cold heavy oil production with sand (“CHOPS”) and horizontal wells and enhanced oil recovery (“EOR”), defined as the increased recovery from a crude oil pool achieved by artificial means or by the application of energy extrinsic to the pool.
Technology
Cenovus’ innovations are focused on carbon, cost and revenue while also ensuring the impact to land, water use, air quality, and wildlife habitat are minimized.
Foster Creek
Cenovus has a 100 percent working interest in Foster Creek, located on the Cold Lake Air Weapons Range, which is 72 kilometres from Cold Lake, Alberta. Foster Creek produces from the McMurray formation, with a reservoir depth up to 500 meters, using SAGD technology.
The Company holds surface access rights from the governments of Canada and Alberta and bitumen rights from the Government of Alberta for exploration, development and transportation from areas within the Cold Lake Air Weapons Range. In addition, Cenovus holds exclusive rights to lease several hundred thousand acres of bitumen rights in other areas on the Cold Lake Air Weapons Range on the Company’s and/or its assignee’s behalf.
Bitumen production from phases A through G at Foster Creek averaged 179.9 thousand barrels per day in 2021 (163.2 thousand barrels per day in 2020).
Cenovus operates a 98-megawatt natural gas-fired cogeneration facility in conjunction with Foster Creek. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta power pool.
Christina Lake
Cenovus has a 100 percent working interest in Christina Lake, which is located approximately 120 kilometres south of Fort McMurray, Alberta. Christina Lake produces from the McMurray formation, with a reservoir depth up to 375 meters, using SAGD technology.
Bitumen production from phases A through G at Christina Lake averaged 236.8 thousand barrels per day in 2021 (218.5 thousand barrels per day in 2020). Cenovus operates a 100-megawatt natural gas-fired cogeneration facility in conjunction with Christina Lake. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta power pool.
Cenovus has a 100 percent working interest in Narrows Lake, which is located adjacent to Christina Lake. Narrows Lake has a reservoir depth up to 375 meters and the Company has regulatory approval for 130 thousand gross barrels per day of production capacity. In 2021, the Narrows Lake field commenced tieback into the Christina Lake plant. First steam from Narrows Lake is expected in 2025.
Sunrise
Acquired as part of the Arrangement, Sunrise is an oil sands project located in the Athabasca region of northern Alberta. Sunrise produces from the McMurray formation, at a reservoir depth up to 200 meters, using SAGD technology. Sunrise is a Cenovus operated project in a 50 percent partnership with BP Canada. Cenovus's 50 percent share of bitumen production at Sunrise averaged approximately 25.9 thousand barrels per day in 2021.
Tucker
Acquired as part of the Arrangement, Tucker is an oil sands project located 30 kilometres northwest of Cold Lake, Alberta. Tucker produces primarily from the Clearwater formation, at a reservoir depth up to 450 meters, using SAGD technology.
Bitumen production averaged 21.0 thousand barrels per day in 2021. On December 16, 2021 Cenovus announced an agreement to sell its Tucker asset for gross cash proceeds of $800 million. The sale closed on January 31, 2022.
Lloydminster Thermal
Acquired as part of the Arrangement, Lloydminster thermal consists of 11 producing thermal plants, which are 100 percent owned by Cenovus and produce bitumen. The plants are located in the Lloydminster region of Saskatchewan. In addition, a plant located in the same region, Spruce Lake North, is expected to be completed in late 2022. Each plant has a number of production pads and uses SAGD technology. Bitumen production from Lloydminster thermal in 2021 averaged 97.7 thousand barrels per day.
Lloydminster Conventional Heavy Oil
Acquired as part of the Arrangement, Lloydminster conventional heavy oil utilizes a combination of production technologies including CHOPS and horizontal wells and EOR projects in the Lloydminster region of Alberta and Saskatchewan. Production for 2021 averaged 20.2 thousand barrels per day of heavy crude oil and 10.6 MMcf per day of conventional natural gas.

Cenovus Energy Inc. – 2021 Annual Information Form	11

Husky Midstream Limited Partnership
HMLP owns crude oil pipeline gathering systems in Alberta and Saskatchewan as well as the Lloydminster and Hardisty crude oil terminals. As a result of the Arrangement, Cenovus acquired 35 percent of HMLP and became the operator. The other partners in HMLP are CK Infrastructure Holdings Limited (16.25 percent) and Power Assets Holdings Limited (48.75 percent). HMLP has approximately 2,200 kilometres of pipeline in the Lloydminster region, 5.9 million barrels of storage capacity at Hardisty and Lloydminster, and other ancillary assets.
The Lloydminster terminal, with a total storage capacity of 1.0 million barrels, serves as a hub for the gathering systems. The pipeline systems transport blended heavy crude oil to Lloydminster for delivery to the Lloydminster Upgrader and Lloydminster Refinery. Blended heavy crude oil from the field and synthetic crude oil from the upgrading operations are transported south to Hardisty, Alberta to a connection with the major export trunk pipelines. The Hardisty terminal, with a total storage capacity of 4.9 million barrels, acts as the exclusive blending hub for WCS, the largest heavy oil benchmark pricing point in North America. In addition, HMLP owns the Ansell Corser gas processing plant in west-central Alberta, which Cenovus operates, with 120 MMcf per day of processing capacity.
HMLP has a separate board of directors and independent financing that supports both growth projects under construction and planned future expansions.
The assets play an integral role in the transportation of heavy oil production to end markets by providing connections to the Lloydminster Upgrader and the Lloydminster Refinery, third-party terminals and pipelines through the Hardisty terminal.
Capital Investment
In 2021, capital investment in the Oil Sands segment was $1.0 billion, and primarily focused on sustaining production at Christina Lake, Foster Creek and the Lloydminster thermal assets.
CONVENTIONAL
Cenovus’s Conventional segment includes assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities.
Cenovus’s Conventional assets include approximately 4.5 million net acres with an average 67.5 percent working interest. In addition, the Conventional assets include interests in numerous natural gas processing facilities with an estimated net processing capacity of 1.2 Bcf per day.
The Conventional assets are expected to provide short-cycle development opportunities with high return potential that complement Cenovus’s long-term oil sands development. Conventional production is expected to provide an economic hedge for the natural gas required as a fuel source at both the Company’s oil sands and refining operations.
Cenovus’s NGLs and natural gas production is marketed and transported with additional third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities, which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
In the second half of 2021, Cenovus sold assets located in the East Clearwater and Kaybob areas for combined gross proceeds of $103 million. In addition, on November 30, 2021, Cenovus announced an agreement to sell the majority of its Montney assets in Wembley for cash proceeds of approximately $238 million. The sale is expected to close in the first quarter of 2022.
Elmworth-Wapiti
Cenovus is one of the largest operators and producers in the Elmworth-Wapiti area, located in northwest Alberta and northeast British Columbia. As of December 31, 2021, Cenovus held leasehold rights of 1.2 million net acres in this area. Cenovus increased its interest in the area as part of the Arrangement.
The Elmworth-Wapiti area provides production potential from more than 10 formations, with the most prospective being the Falher and Dunvegan formations. It is a mature area that was historically developed with conventional vertical well technology. Cenovus has shifted to horizontal drilling in its development programs with a view to unlock the vast resource potential in the tight sand plays.
The primary processing facility in the area is the Cenovus-operated Elmworth plant. The Company holds significant working interests in four other major natural gas processing facilities in the region.

Cenovus Energy Inc. – 2021 Annual Information Form	12

Net Production for the Elmworth-Wapiti Area	2021	2020 (1)
Light Crude Oil (Mbbls/d)	1.7	0.8
NGLs (Mbbls/d)	8.1	6.8
Conventional Natural Gas (MMcf/d)	151.5	139.9
Total (MBOE/d)	35.1	30.9
(1)2020 Net Production does not include assets acquired through the Arrangement.
Kaybob-Edson
As of December 31, 2021, Cenovus held leasehold rights of approximately 1.1 million net acres in the Kaybob-Edson area, which is situated in west-central Alberta. Target development is in the Montney and Lower Cretaceous formations where industry drilling has proven the resource potential of those formations in lands offsetting Cenovus acreage. Cenovus has secured longer term contracts to manage both existing base and new-development volumes. Cenovus operates natural gas facilities in the area, including the Peco and Wolf plants, and utilizes gas processing facilities controlled by other midstream operators and other oil and gas companies in the area. In addition to these facilities, Cenovus operates the Ansell Corser gas processing plant, which is owned by HMLP, with 120 MMcf per day of processing capacity. Cenovus acquired a 35 percent interest in HMLP and became operator as part of the Arrangement.

Net Production for the Kaybob-Edson Area	2021	2020 (1)
Light Crude Oil (Mbbls/d)	1.1	0.8
NGLs (Mbbls/d)	7.4	5.3
Conventional Natural Gas (MMcf/d)	240.2	137.5
Total (MBOE/d)	48.6	29.0
(1)2020 Net Production does not include assets acquired through the Arrangement.
Clearwater
The Clearwater area is situated in west-central Alberta, south of Kaybob-Edson. As of December 31, 2021, Cenovus held leasehold rights of approximately 0.2 million net acres. Cenovus’s assets in the Clearwater area are characterized by multi-horizon, Cretaceous and Jurassic reservoirs at depths ranging from 1,900 meters to 3,000 meters, all with high NGLs content in a predominantly gas prone area. This is a mature area historically developed with conventional vertical well technology, providing Cenovus with a series of lower risk horizontal drilling development programs. Cenovus operates natural gas processing facilities in the area, including the Sand Creek and Alder plants.

Net Production for the Clearwater Area	2021	2020 (1)
Light Crude Oil (Mbbls/d)	2.3	2.9
NGLs (Mbbls/d)	7.2	7.4
Conventional Natural Gas (MMcf/d)	119.0	102.0
Total (MBOE/d)	29.3	27.3
(1)2020 Net Production does not include assets acquired through the Arrangement.
Rainbow Lake
Acquired as part of the Arrangement, Rainbow Lake is located approximately 900 kilometres northwest of Edmonton, Alberta. As of December 31, 2021, Cenovus held leasehold rights of approximately 0.3 million net acres. Rainbow Lake consists of two distinct areas, Rainbow Lake and Bivouac, with assets including two gas plants and multiple field facilities, including satellites and compressor stations with over 1,100 kilometres of pipelines for gathering, injection, and disposal operations. Rainbow Lake makes up the majority of the asset production, primarily from the deeper Devonian formations, such as Keg River and Muskeg. Bivouac produces mainly sweet gas from the Jean Marie formation.

Net Production for the Rainbow Lake Area	2021	2020 (1)
Light Crude Oil (Mbbls/d)	3.2	—
NGLs (Mbbls/d)	2.9	—
Conventional Natural Gas (MMcf/d)	87.0	—
Total (MBOE/d)	20.6	—
(1)2020 Net Production does not include assets acquired through the Arrangement.

Cenovus Energy Inc. – 2021 Annual Information Form	13

The Company holds a 50 percent interest in a 90-megawatt natural gas-fired cogeneration facility adjacent to its Rainbow Lake processing plant. The cogeneration facility produces electricity and thermal energy, or steam, for the Rainbow Lake processing plant, and any excess power generated is being sold into the Alberta power pool.
Capital Investment
In 2021, capital investment of $222 million in the Conventional segment focused on short cycle, high return development wells which are expected to improve underlying cost structures through volume enhancement and offset natural declines.
OFFSHORE
The Offshore segment, acquired as part of the Arrangement, includes operations, exploration and development activities in offshore China and the east coast of Canada, as well as the equity-accounted investment in the HCML joint venture in Indonesia.
Asia Pacific
China
Liwan Gas Project
The Liwan Gas Project is located approximately 300 kilometres southeast of the Hong Kong Special Administrative Region and was the first deepwater gas project offshore China. The Liwan Gas Project includes the natural gas discoveries at the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields within the Contract Area Block 29/26 exploration block located in the Pearl River Mouth Basin of the South China Sea. Cenovus has a 49 percent working interest in the Liwan 3-1 and Liuhua 34-2 fields as well as a 75 percent working interest in the Liuhua 29-1 field. The remaining working interest is owned by China National Offshore Oil Corporation Limited (“CNOOC”), directly or through subsidiaries.
The Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields share a subsea production system, subsea pipeline transportation and onshore gas processing infrastructure. Cenovus is the operator of the deepwater infrastructure and CNOOC operates the shallow water facilities including the platform, subsea pipeline to shore and the Gaolan Onshore Gas Plant (“OSGP”). The OSGP extracts condensates and liquids and compresses and moves the natural gas to commercial markets in mainland China.
An amendment to the natural gas sales agreement for the Liwan 3-1 field is effective until April 30, 2022. The amendment has increased the volume of natural gas the buyer must offtake or pay. After April 30, 2022, the original natural gas sales agreement terms will take effect.
In 2021, the Company’s working interest share of production from the Liwan Gas Project was 244.1 MMcf per day of conventional natural gas and 10.0 thousand barrels per day of NGLs.
Block 15/33
The Company holds a production sharing contract (“PSC”) for Block 15/33 exploration block located in the Pearl River Mouth Basin in the South China Sea, east of the Leizhou Peninsula, approximately 140 kilometres southeast of the Hong Kong Special Administrative Region. During the exploration phase, Cenovus is the operator of the block and has a working interest of 100 percent. In the event of a commercial discovery, CNOOC may assume a working interest of up to 51 percent during the development and production phase by paying its proportionate share of all development costs. Block 15/33 contains an existing discovery that was drilled in 2018.
In 2021, Cenovus drilled an exploration well in Block 15/33 that encountered and tested hydrocarbons. The drilling results, including the implications to future development plans, are currently under evaluation.
Block 16/25
The Company holds a PSC for the 16/25 exploration block, located in the Pearl River Mouth Basin in the South China Sea, east of the Leizhou Peninsula, about 150 kilometres southeast of the Hong Kong Special Administrative Region and approximately 72 kilometres northeast of Block 15/33. The Company is the operator of the block with a 100 percent working interest during the exploration phase.
During 2021, an amendment agreement was signed between the Company and CNOOC under which the first phase of the exploration period was extended to December 31, 2022, with the remaining obligatory exploration well to be completed in an area to be agreed upon by the parties.
Block 23/07
Cenovus holds a PSC for the 23/07 exploration block in the Beibu Gulf area of the South China Sea, west of the Leizhou Peninsula. The Company is the operator of the block with a 100 percent working interest during the exploration phase. In the event of a commercial discovery, CNOOC may assume a participating partnership interest of up to 51 percent in the block for the development and production phases. The Company entered into a two-year exploration, phase II, of the PSC and committed to drill one exploration well before April 30, 2022.

Cenovus Energy Inc. – 2021 Annual Information Form	14

Block DW-1, Taiwan Area
The Company and CPC Corporation, through a joint agreement, have rights to an exploration block covering approximately 7,700 square kilometres located southwest of the Taiwan Area offshore. The Company holds a 75 percent working interest during exploration. CPC Corporation has the right to participate in any future development programs up to a 50 percent interest. The three-dimensional seismic exploration period expires on December 17, 2022.
Indonesia
Madura Strait
The Company has a 40 percent interest in the HCML joint venture, which holds the Madura Strait PSC. The Madura Strait PSC encompasses approximately 2,500 square kilometres in the Madura Strait area, located off the coast of East Java, Indonesia.
The Madura Strait includes the operating BD field and the shallow water MDA, MBH, MDK and MAC fields, which are being developed. The MDA and MBH fields are expected to start producing in mid-2022, and the MAC and MDK fields are expected to start producing in 2023. In 2021, the Company’s working interest share of production was 41.2 MMcf per day of conventional natural gas and 2.7 thousand barrels per day of condensate.
Liman
The Company signed a PSC in December 2021 with the Government of Indonesia for the Liman contract area, which is located onshore in East Java, Indonesia. The Company holds a 100 percent interest in the Liman Block.
Atlantic
Overview
The Company’s Atlantic exploration and development program is focused in the Jeanne d’Arc Basin and the Flemish Pass located in offshore Newfoundland and Labrador. The Jeanne d’Arc Basin includes the White Rose field and satellite extensions (North Amethyst, West White Rose and South White Rose) and the Terra Nova field. In the Flemish Pass Basin, the Company holds a 35 percent non-operated working interest in each of the Bay du Nord, Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries. The Company is the operator of the White Rose field and satellite extensions and holds an ownership interest in the Terra Nova field, as well as a number of smaller undeveloped fields. The Company also holds exploration acreage in offshore Newfoundland and Labrador.
White Rose Field and Satellite Extensions
The White Rose field is located about 350 kilometres east of the coast of Newfoundland and Labrador on the eastern flank of the Jeanne d’Arc Basin. The Company is the operator of the main White Rose field and satellite tiebacks, including the North Amethyst, West White Rose and South White Rose extensions. The North Amethyst and South White Rose extensions were developed via subsea tieback infrastructure which produce back to the SeaRose floating production storage and offloading unit (“FPSO”). The West White Rose project, which was put on hold in 2020, is designed to use a drilling and wellhead platform to access resources to the west of the main field and will also produce back to the SeaRose FPSO. The Company has a 72.5 percent working interest in the main field and a 68.875 percent working interest in the satellite extensions. The Company's share of light crude oil production from the entire White Rose field was 14.1 thousand barrels per day during 2021. The main White Rose field produced 7.4 thousand barrels per day during 2021. Light crude oil production from the satellite tiebacks, was 2.8 thousand barrels per day at North Amethyst, 0.2 thousand barrels per day at West White Rose and 3.7 thousand barrels per day at South White Rose Extension.
The West White Rose project remains deferred while the Company continues to evaluate options with our partners. In the third quarter of 2021, Cenovus entered into an agreement with Suncor to decrease our working interest in the White Rose field and satellite extensions. The working interest restructuring will not occur if the project does not proceed. Cenovus would reduce its working interest in the original field from 72.5 percent to 60.0 percent and in the satellite extensions from 68.875 percent to 56.375 percent. The investment decision for the West White Rose project is expected to be made by mid-2022. As of December 31, 2021, the West White Rose project was approximately 63 percent complete.
Terra Nova Field
The Terra Nova field is located approximately 350 kilometres southeast of St. John’s, Newfoundland and Labrador. The Terra Nova field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Production at the Terra Nova field has been suspended since December 2019. In the third quarter of 2021, Cenovus closed agreements with its partners to restructure its working interests in the Terra Nova field. Cenovus's working interest increased to 34.0 percent, up from 13.0 percent. The Company received $78 million, before closing adjustments, from exiting partners as a contribution towards future decommissioning liabilities. The ALE project for the Terra Nova FPSO is now underway and production is expected to resume in late 2022.

Cenovus Energy Inc. – 2021 Annual Information Form	15

East Coast Exploration
The Company holds working interests ranging from six percent to 100 percent in multiple discovery areas and 30 percent to 100 percent in exploration areas, spanning regions of the Jeanne d’Arc Basin, Flemish Pass Basin, offshore Newfoundland and Labrador and Baffin Island. The Company continues to evaluate previous hydrocarbon discoveries and assess potential development of Bay du Nord and other discoveries in the Flemish Pass Basin. The Company holds a 35 percent non-operated working interest in the Bay du Nord, Bay de Verde, Baccalieu, Harpoon and Mizzen discoveries.
Capital Investment
In 2021, combined capital investment in the Offshore segment was $175 million, which was primarily preservation capital for the West White Rose project in the Atlantic region. Major construction on the West White Rose project was suspended in March of 2020 and the project remains under review while we evaluate options with our partners.
DOWNSTREAM
CANADIAN MANUFACTURING
The Canadian Manufacturing segment includes the owned and operated Lloydminster upgrading and asphalt refining complex which upgrades blended heavy crude oil and bitumen into synthetic crude oil, diesel fuel, asphalt and other ancillary products. Cenovus seeks to maximize the value per barrel from its heavy oil and bitumen production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants.
Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.
The following table summarizes the key operational results for the assets in the periods indicated:

	2021	2020
Crude Oil Throughput Capacity (Mbbls/d)	110.5	—
Lloydminster Upgrader	81.5	—
Lloydminster Refinery	29.0	—

Crude Oil Throughput (Mbbls/d)	106.5	—
Lloydminster Upgrader	79.0	—
Lloydminster Refinery	27.5	—

Crude Utilization (1) (percent)	96	—

Refined Products Output (Mbbls/d)	107.9	—

Crude-by-Rail Operations
Volumes Loaded (2) (Mbbls/d)	12.1	30.4

Ethanol Production (thousands of litres/d)	661.0	—
(1)Based on crude throughput volumes and results of operations at the Lloydminster Upgrader and Refinery.
(2)Volumes transported outside of Alberta.
Lloydminster Upgrader
Acquired as part of the Arrangement, the Company owns and operates the Lloydminster Upgrader, located outside Lloydminster, Saskatchewan. The Lloydminster Upgrader is designed to process blended heavy crude oil feedstock (including bitumen), creating high quality, low sulphur synthetic crude oil and ultra-low sulphur diesel and recovers diluent from the feedstock for reuse in the heavy oil production facilities. Synthetic crude oil is used as refinery feedstock for the production of transportation fuels in Canada and the U.S.
The Lloydminster Upgrader’s current rated production capacity is 81.5 thousand barrels per day of synthetic crude oil, diluent and ultra-low sulphur diesel.
Production at the Lloydminster Upgrader averaged 54.9 thousand barrels per day of synthetic crude oil, 15.3 thousand barrels per day of diluent and 10.0 thousand barrels day of ultra-low sulphur diesel in 2021. In addition, as by-products of its upgrading operations, the Lloydminster Upgrader produced approximately 376 long ton per day of sulphur and 1,069 long ton per day of petroleum coke during 2021. These products are sold in Canadian and international markets.

Cenovus Energy Inc. – 2021 Annual Information Form	16

Lloydminster Refinery
Acquired as part of the Arrangement, the Lloydminster Refinery, located in Lloydminster, Alberta, processes blended heavy crude oil into asphalt products used in road construction and maintenance. Throughput capacity is 29.0 thousand barrels per day of blended heavy crude oil. The Lloydminster Refinery also produces condensate, bulk distillates and industrial products. The condensate stream is removed and re-circulated into HMLP’s pipeline network as diluent. The distillate streams are transferred to the Lloydminster Upgrader and blended into the Husky Synthetic Blend (“HSB”) stream or sold as industrial products. Industrial products are a blend of medium and light distillate and gas oil streams, which are typically sold directly to customers as refinery feedstock, drilling and well-fracturing fluids, or used in asphalt cutbacks and emulsions.
The Lloydminster Refinery throughput averaged 27.5 thousand barrels per day of blended heavy crude oil feedstock during 2021. Due to the seasonal demand for asphalt products, many asphalt refineries typically operate at full capacity only during the paving season in Canada and the northern U.S. The Company has implemented various strategies to increase refinery throughput outside of the paving season, such as increasing storage capacity and developing U.S. markets for asphalt products. This allows the Lloydminster Refinery to run at or near full capacity throughout the year.
Asphalt Distribution Network
In addition to sales directly from the Lloydminster Refinery, and acquired as part of the Arrangement, the Company owns an asphalt distribution network composed of four asphalt terminals located at: Kamloops, British Columbia; Edmonton, Alberta; Yorkton, Saskatchewan; and Winnipeg, Manitoba, and an emulsion plant located at Saskatoon, Saskatchewan.
Bruderheim Crude-by-Rail Terminal
The Company owns a crude-by-rail loading facility near Edmonton, Alberta. The Bruderheim crude-by-rail terminal is part of our strategy to create additional transportation options for our products and is designed to help us capture global prices for our crude oil production. The Company has hired a third-party service provider to assist in operating the rail terminal. In 2021, volumes loaded at the Bruderheim crude-by-rail terminal averaged 12.1 thousand barrels per day compared with an average of 30.4 thousand barrels per day in 2020.
The Company leases a fleet of coiled and insulated rail cars to safely transport our products to market.
Ethanol Plants
Acquired as part of the Arrangement, the Company owns and operates two ethanol plants, located in Lloydminster, Saskatchewan and Minnedosa, Manitoba. At the Minnedosa ethanol plant, the Company is progressing the Carbon Capture and Sequestration project. Fuel grade ethanol is produced from grain-based feedstock. Each ethanol plant has an annual nameplate capacity of 130 million litres. In 2021, combined ethanol production averaged 661.0 thousand litres per day.
The Lloydminster ethanol plant captures carbon dioxide for use in the Company’s Lloydminster conventional heavy oil assets and ethanol produced at the plant has a low carbon intensity designation.
Capital Investment
In 2021, Canadian Manufacturing capital investment was $37 million, focused on maintenance projects at the Lloydminster Upgrader and Lloydminster Refinery.
U.S. MANUFACTURING
The U.S. Manufacturing segment includes the refining of crude oil to produce gasoline, diesel and jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly owned Wood River and Borger refineries (jointly owned with operator Phillips 66) (collectively “WRB”) and the jointly owned Toledo Refinery (jointly owned with operator BP). WRB has a Management Committee, which is composed of three Cenovus representatives and three Phillips 66 representatives, with each company holding equal voting rights. The Toledo Refinery has a Governance Committee, which is comprised of four Cenovus representatives and four BP representatives, with each company holding equal voting rights.
The refining interests allow Cenovus to capture the value from crude oil production through to refined products, such as gasoline, diesel and jet fuel, to partially mitigate volatility associated with regional North American light/heavy crude oil price differential fluctuations.
Cenovus looks to extend the value chain by marketing fuels generated by the Lima and Toledo Refineries, and Superior Refinery once it is rebuilt and restarted in the first quarter of 2023, into the Midwestern and Northeastern United States.
Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.

Cenovus Energy Inc. – 2021 Annual Information Form	17

The following table summarizes the key operational results for the refineries in the periods indicated:

	2021 (2)	2020
Crude Oil Throughput Capacity (Mbbls/d)	502.5	247.5
Lima Refinery	175.0	—
Toledo Refinery (1)	80.0	—
Wood River and Borger Refineries (1)	247.5	247.5

Crude Oil Throughput (Mbbls/d)	401.5	185.9
Lima Refinery	126.9	—
Toledo Refinery (1)	69.9	—
Wood River and Borger Refineries (1)	204.7	185.9

Throughput by Product (Mbbls/d)
Heavy Crude Oil	138.7	74.6
Light and Medium Crude Oil	262.8	111.3

Crude Utilization (percent)	80	75
(1)    Represents Cenovus’s 50 percent of Wood River, Borger and Toledo refinery operations.
(2)    The Superior Refinery is expected to restart around the first quarter of 2023.
Lima Refinery
Acquired as part of the Arrangement, the Lima Refinery is located in Lima, Ohio, approximately 150 kilometres northwest of Columbus, Ohio. The Lima Refinery’s stated crude oil processing capacity for 2021 was 175.0 thousand barrels per day. The Lima Refinery processes both light sweet crude oil and heavy crude oil feedstock sourced from the U.S. and Canada, which includes Canadian synthetic crude oil, including HSB produced by the Lloydminster Upgrader. The Lima Refinery produces low-sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products. The feedstocks are received via the Mid-Valley and Marathon Pipelines, and the refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems and by railcar to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.
Production at the Lima Refinery averaged 62.2 thousand barrels per day of gasoline, 50.7 thousand barrels per day of distillates and 18.3 thousand barrels day of other products in 2021. Approximately eight percent of the crude oil processed at the Lima refinery consisted of Canadian heavy crude oil in 2021.
Toledo Refinery
Acquired as part of the Arrangement, the Toledo Refinery is located near Toledo, Ohio, with total stated crude oil processing capacity for 2021 of 160.0 thousand barrels per day. Products from the refinery include gasoline, diesel, jet fuel and other products. A portion of the Toledo Refinery’s capacity is used to process high total acid number crude oil to support production from Sunrise. The feedstocks are received via the Mid-Valley, Marathon and Enbridge Mainline Pipelines, and the refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems and by barge and railcar to primary markets in Ohio, Illinois, Indiana, Pennsylvania and southern Michigan.
Cenovus’s share of production at the Toledo Refinery averaged 42.5 thousand barrels per day of gasoline, 22.6 thousand barrels per day of distillates and 9.7 thousand barrels day of other products in 2021. Of the crude oil processed at the Toledo Refinery in 2021, approximately 38 percent consisted of Canadian heavy crude oil and approximately 11 percent consisted of U.S. heavy crude oil.
Wood River Refinery
The Wood River Refinery ranks in the top 10 percent of approximately 130 refineries in the U.S. based on total crude oil capacity. It is located in Roxana, Illinois, approximately 25 kilometres northeast of St. Louis, Missouri. The Wood River Refinery processes light low-sulphur and heavy high-sulphur crude oil that it receives via the Keystone, Capline, Ozark and Capwood Pipelines to produce gasoline, diesel and jet fuel, petrochemical feedstock as well as petroleum coke and asphalt. The gasoline, diesel and jet fuel are transported via the Explorer, Buckeye, and Marathon Pipelines to markets in the upper U.S. Midwest. Other products are transported via pipeline, truck, barge and railcar to various markets.
The Wood River Refinery’s total stated crude oil processing capacity for 2021 was 346.0 thousand barrels per day. Cenovus’s share of production at the Wood River Refinery averaged 65.9 thousand barrels per day of gasoline, 47.1 thousand barrels per day of distillates and 33.2 thousand barrels per day of other products in 2021.

Cenovus Energy Inc. – 2021 Annual Information Form	18

Borger Refinery
The Borger Refinery is located in Borger, Texas, approximately 80 kilometres north of Amarillo, Texas. The Borger Refinery processes mainly medium and heavy high-sulphur crude oil that it receives via the WA/80 and O-Line pipelines to produce gasoline, diesel and jet fuel, along with solvents and other products. The refined products are transported via the Denver, Powder River, Amarillo and Gold Line Pipelines and by truck and railcar to markets in Texas, New Mexico, Colorado and the U.S. mid-continent.
The Borger Refinery’s total stated crude oil processing capacity for 2021 was 149.0 thousand barrels per day. Cenovus’s share of production at the Borger Refinery averaged 34.7 thousand barrels per day of gasoline, 25.0 thousand barrels per day of distillates and 6.8 thousand barrels per day of other products in 2021
Superior Refinery
Acquired as part of the Arrangement, the Superior Refinery is located in Superior, Wisconsin, approximately 250 kilometres northeast of Minneapolis, Minnesota. On April 26, 2018, the Superior Refinery experienced an incident while preparing for a major turnaround and was taken out of operation. The rebuild work commenced in March 2019 with demolition, site preparation work and permitting preceding construction. The rebuild is ongoing and the Company anticipates a substantial portion of the investment will be recovered from property damage insurance. The refinery has associated infrastructure including five storage and distribution terminals that are strategically located throughout the northern U.S. These terminals include: the Superior Products Terminal; the Duluth Terminal in Duluth/Esko, Minnesota, which has a storage capacity of 180.0 thousand barrels; the Duluth Marine Terminal in Duluth, Minnesota, which has a storage capacity of 14.0 thousand barrels; the Rhinelander Asphalt Terminal in Rhinelander, Wisconsin, which has a storage capacity of 157.0 thousand barrels; and the Crookston Asphalt Terminal in Crookston, Minnesota, which has a storage capacity of 136.0 thousand barrels. In addition, the Superior Refinery has a working tank capacity of 2.6 million barrels.
The refinery is expected to restart around the first quarter of 2023, with a stated crude oil processing capacity of 49.0 thousand barrels per day, including capability to process up to 34.0 thousand barrels per day of heavy oil while producing asphalt, gasoline and diesel.
Asphalt Distribution Network
Acquired as part of the Arrangement, the Company has a U.S. asphalt distribution network composed of the two terminals described under “Superior Refinery” above, located at Rhinelander, Wisconsin and Crookston, Minnesota. The Company also markets asphalt from independently operated terminals located in the states of Minnesota, Wisconsin and Ohio.
Capital Investment
In 2021, U.S. Manufacturing capital investment of $995 million focused primarily on the Superior Refinery rebuild, combined with refining reliability, maintenance and yield optimization projects at the Wood River and Borger refineries, and maintenance projects at the Toledo Refinery.
RETAIL
The Retail segment includes the marketing of its own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, commercial and bulk petroleum outlets, as well as wholesale channels in Canada.
Retail and Commercial Network
Cenovus’s retail and commercial operating model is balanced by corporate owned/dealer operated and branded dealer-owned-and-operated sites. The network consists of a variety of full- and self-serve retail stations, travel centres and cardlocks serving urban and rural markets across Canada, while our bulk distributors offer direct sales to commercial and agricultural markets in the prairie provinces.
Retail outlets offer a variety of services including convenience stores, service bays, 24-hour accessibility, car washes, Husky House Restaurants, and proprietary and co-branded quick-serve restaurants. In addition to ethanol-blended gasoline, Cenovus sells diesel, propane and Mobil-branded lubricants to customers. Cenovus supplies refined petroleum products to its branded independent retailers on an exclusive basis and provides financial and other assistance for location improvements, marketing support and related services.
On November 30, 2021, Cenovus announced agreements to sell 337 gas stations in our retail fuels network located across Western Canada and Ontario for cash proceeds of $420 million. The sales are expected to close mid-2022. Cenovus is retaining its commercial fuels business, which includes 167 cardlock, bulk plant and travel centre locations.

Cenovus Energy Inc. – 2021 Annual Information Form	19

The following table shows the number of Husky-branded and Esso-branded petroleum outlets by province as at December 31, 2021:

	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	New Brunswick	Total
Husky-Branded Petroleum Outlets
Retail-Owned Outlets	34	39	5	10	52	—	—	140
Leased	27	25	3	6	22	—	—	83
Independent Retailers	42	44	12	3	13	—	—	114
Total	103	108	20	19	87	—	—	337

Esso-Branded Petroleum Outlets
Retail-Owned Outlets	18	20	4	4	15	—	—	61
Leased	2	4	—	2	3	—	—	11
Independent Retailers	34	24	4	6	33	6	1	108
Total	54	48	8	12	51	6	1	180

Cardlocks (1)	49	48	9	11	43	6	1	167
Convenience Stores (1)	74	74	11	18	90	—	—	267
Restaurants	55	55	14	8	38	5	1	176
(1)Located at branded petroleum outlets.
Other Supply Arrangements
During 2021, the Company purchased approximately 31.1 thousand barrels per day of refined petroleum products of which 26.6 thousand barrels per day were pursuant to agreements with Imperial Oil. The Company also acquired approximately 7.0 thousand barrels per day of refined petroleum products pursuant to exchange agreements with third-party refiners.
The Company also markets refined petroleum products directly to various commercial markets, including independent dealers, national rail companies, and major industrial and commercial customers in Canada.
The following table shows average daily sales volumes of light refined petroleum products for the year ended December 31, 2021:

Average Daily Sales Volume	(Millions of litres/d)
Gasoline	2.6
Diesel Fuel	4.2
Liquefied Petroleum Gas	0.1
Total	6.9
COMPETITIVE CONDITIONS
All aspects of the energy industry are highly competitive, including skilled and knowledgeable personnel. For further information on the competitive conditions affecting Cenovus, refer to the sections entitled “Risk Management and Risk Factors – Operational Risk – Competition“ and “Risk Management and Risk Factors – Operational Risk – Leadership and Talent“ in the Company’s annual 2021 MD&A, which sections are incorporated by reference into this AIF and is available on the Company's SEDAR profile at sedar.com.
ENVIRONMENTAL PROTECTION
All phases of crude oil, natural gas and refining operations are subject to environmental regulation pursuant to a variety of federal, provincial, territorial, state, municipal, regional and local laws and regulations in the jurisdictions in which Cenovus operates, as well as international conventions. For further information on the environmental regulations affecting Cenovus, refer to the section entitled “Risk Management and Risk Factors – Environmental Regulation Risks” in the Company’s annual 2021 MD&A, which section is incorporated by reference into this AIF and is available on the Company's SEDAR profile at sedar.com.

Cenovus Energy Inc. – 2021 Annual Information Form	20

CODE OF BUSINESS CONDUCT AND ETHICS
Cenovus has established policies and standards relating to the conduct of business in a safe, healthy, ethical, legal and environmentally, socially and fiscally responsible manner. Cenovus’s commitment in these areas is reflected in the Code of Business Conduct & Ethics (the “Code”). The Code applies to the Company’s directors, officers, employees, and contractors. Suppliers who conduct activities for, or on behalf of, Cenovus are expected to review the Code and align with the principles and guidance it provides. Individuals subject to the Code are accountable for applying it to their own conduct and work. Each employee, officer and director is also required to regularly review the Code to confirm they understand their individual responsibilities and that they conform to the requirements of the Code.
The Code addresses the identification and management of ethical situations and provides guidance in making ethical business decisions and reporting violations of the Code. The Code provides a message from the President & Chief Executive Officer and addresses a number of matters including: Cenovus’s values and reputation, acting with integrity and compliance with laws and regulations.
Sustainability Policy
Cenovus’s Sustainability Policy addresses business conduct to help ensure the Company’s activities are undertaken in a responsible, transparent and respectful manner and in compliance with all applicable laws, regulations and industry standards in the jurisdictions in which Cenovus operates. The Sustainability Policy specifically references the following matters: governance and leadership, people, environment, stakeholder engagement, Indigenous reconciliation and community involvement and investment.
With respect to the environment, the Sustainability Policy provides that Cenovus recognizes the importance of: integrating environmental considerations into Cenovus’s business plans, spending decisions, performance management, project development, operations, communications and stakeholder relations. It also provides for the tracking and reporting on a broad range of environmental metrics in respect of Cenovus limiting its impact on climate, air, water, land and wildlife by investing in technology, continuously improving its operating practices and collaborating with third parties to find innovative solutions to minimize Cenovus’s environmental impact and maximize business value.
With respect to social aspects, the Sustainability Policy provides that Cenovus recognizes the importance of prioritizing the health and safety of all workers involved in its operations, as well as the residents of the communities where Cenovus works. In addition, it discusses the importance of treating workers with dignity, fairness and respect in order to support an inclusive and diverse workplace and evidences Cenovus’s support for the principles of the Universal Declaration of Human Rights. The Sustainability Policy also addresses the importance of Cenovus fostering positive relationships with Indigenous communities and other stakeholders through communication based on honesty, trust and respect with the objective of building and maintaining long-term, mutually beneficial relationships. In furtherance of this, and in an effort to create a positive impact for both Cenovus and the communities in which it operates, the Sustainability Policy also acknowledges the importance of investments by Cenovus in organizations and initiatives that improve people’s quality of life.
Additional Policy Information
In addition to the Code and Sustainability Policy, Cenovus has established other policies, including the Human Rights and Indigenous Relations policies, and practices that in some instances relate to environmental or social aspects of Cenovus’s business. The Human Rights Policy formalizes our commitment to human rights, reflects our values and behaviors and further supports the sustainable operation of our business. The Indigenous Relations Policy aims to ensure Indigenous relations across the Company are supported by a consistent approach based on respect, honesty and integrity. Our directors, management, employees and contractors are periodically required to complete policy training to review and commit to our Sustainability Policy, the Code, and other key policies and standards. Stakeholders, employees and contractors are encouraged to report any business conduct concerns, including violations of applicable laws or any Cenovus policy, through the Company’s anonymous Integrity Helpline. Employees and contractors may also report any such concerns to their supervisor, a human resources business partner or a member of the Investigations Committee.
The aforementioned policies are accessible on the Company’s website at cenovus.com, as is Cenovus’s ESG report. The ESG report is published annually to detail management’s efforts and performance across environment, social and governance topics that are important to its stakeholders.

Cenovus Energy Inc. – 2021 Annual Information Form	21

EMPLOYEES
The following table summarizes Cenovus’s full-time equivalent (“FTE”) employees as at December 31, 2021:

FTE Employees
Upstream	2,633
Downstream	1,529
Corporate	1,776
Total	5,938
Cenovus also engages contractors and service providers. Refer to the section entitled “Risk Management and Risk Factors” in the Company’s annual 2021 MD&A, which section of the MD&A is incorporated by reference into this AIF and is available on the Company's SEDAR profile at sedar.com, for further information on employee and other workforce related risks affecting Cenovus.

RISK FACTORS
A discussion of risk factors can be found in the section entitled “Risk Management and Risk Factors” in the Company’s annual 2021 MD&A, which section is incorporated by reference into this AIF and is available on the Company's SEDAR profile at sedar.com.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION
As a Canadian issuer, Cenovus is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of the Company’s reserves in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).
As at December 31, 2021, the Company’s reserves were located in Canada (in Alberta, British Columbia, Saskatchewan and Newfoundland and Labrador), China and Indonesia. Cenovus retained two independent qualified reserves evaluators (“IQREs”), McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Ltd. (“GLJ”), to evaluate and prepare reports on 100 percent of its bitumen, heavy crude oil, light crude oil and medium crude oil combined (“light and medium oil”), NGLs, conventional natural gas and shale gas proved and probable reserves. McDaniel evaluated approximately 94 percent of Cenovus’s total proved reserves, located in Canada (in Alberta, Saskatchewan and Newfoundland and Labrador) and China and Indonesia, and GLJ evaluated approximately six percent of the Company’s total proved reserves, located in Alberta and British Columbia, Canada.
The Safety, Sustainability and Reserves Committee (“SSR Committee”), composed entirely of independent directors, reviews, among other things, the qualifications and appointment of the IQREs, the procedures relating to the disclosure of information with respect to oil and gas activities and the procedures for providing information to the IQREs. The SSR Committee meets independently with the management of Cenovus and each IQRE to determine whether any restrictions affected the ability of the IQREs to report on the reserves data without reservation. In addition, the SSR Committee reviews the reserves data and the report of the IQREs and provides a recommendation regarding approval of the reserves disclosure to the Board of Directors (the “Board”) of Cenovus.
Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. Readers should review the definitions and information contained in “Additional Notes to Reserves Data Tables”, “Definitions” and “Pricing Assumptions” in conjunction with the reserves disclosure. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed. See the section entitled “Risk Management and Risk Factors” in the Company’s annual 2021 MD&A, which section of the MD&A is incorporated by reference into this AIF and is available on the Company's SEDAR profile at sedar.com, for additional information.
Cenovus’s reserves data and other oil and gas information contained in this AIF is dated February 7, 2022, with an effective date of December 31, 2021. McDaniel’s preparation date of the information is January 18, 2022 and GLJ’s preparation date is January 6, 2022.

Cenovus Energy Inc. – 2021 Annual Information Form	22

DISCLOSURE OF RESERVES DATA
The reserves data presented summarizes the Company’s bitumen, heavy crude oil, light and medium oil, NGLs, conventional natural gas, shale gas and total reserves and the net present values (“NPV”) and future net revenue (“FNR”) for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, general and administrative expenses or the impact of any hedging activities. Estimates of FNR have been presented on a before and after income tax basis.
Summary of Company Interest Oil and Gas Reserves as at December 31, 2021
(Forecast Prices and Costs)

Before Royalties (1)(2)	Bitumen (3) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (4) (Bcf)	Total (MMBOE)
Canada
Proved
Developed Producing	982	21	57	1,308	1,277
Developed Non-Producing	101	1	3	38	111
Undeveloped	4,490	23	9	269	4,568
Total Proved	5,573	45	69	1,615	5,956
Probable	1,850	152	34	814	2,172
Total Proved Plus Probable	7,423	197	103	2,429	8,128

China
Proved
Developed Producing	—	—	17	403	84
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	17	403	84
Probable	—	—	3	74	16
Total Proved Plus Probable	—	—	20	477	100

Indonesia
Proved
Developed Producing	—	—	3	114	23
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	87	14
Total Proved	—	—	3	201	37
Probable	—	—	2	71	13
Total Proved Plus Probable	—	—	5	272	50

Total Company
Proved
Developed Producing	982	21	77	1,825	1,384
Developed Non-Producing	101	1	3	38	111
Undeveloped	4,490	23	9	356	4,582
Total Proved	5,573	45	89	2,219	6,077
Probable	1,850	152	39	959	2,201
Total Proved Plus Probable	7,423	197	128	3,178	8,278
(1)Before royalties excludes royalty interest reserves.
(2)Includes reserves associated with the Tucker asset sold on January 31, 2022, representing before royalties reserves of 123 million barrels and 145 million barrels on a total proved and total proved plus probable basis, respectively.
(3)Includes heavy crude oil that is not material, representing less than one percent of bitumen on a total proved plus probable basis.
(4)Includes shale gas that is not material representing less than one percent of conventional natural gas on a total proved plus probable basis.

Cenovus Energy Inc. – 2021 Annual Information Form	23

After Royalties (1)	Bitumen (2) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (3) (Bcf)	Total (MMBOE)
Canada
Proved
Developed Producing	759	18	46	1,208	1,024
Developed Non-Producing	76	1	2	35	85
Undeveloped	3,448	21	8	253	3,520
Total Proved	4,283	40	56	1,496	4,629
Probable	1,354	135	29	753	1,643
Total Proved Plus Probable	5,637	175	85	2,249	6,272

China
Proved
Developed Producing	—	—	16	382	80
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	16	382	80
Probable	—	—	3	71	15
Total Proved Plus Probable	—	—	19	453	95

Indonesia
Proved
Developed Producing	—	—	2	79	15
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	70	12
Total Proved	—	—	2	149	27
Probable	—	—	1	39	7
Total Proved Plus Probable	—	—	3	188	34

Total Company
Proved
Developed Producing	759	18	64	1,669	1,119
Developed Non-Producing	76	1	2	35	85
Undeveloped	3,448	21	8	323	3,532
Total Proved	4,283	40	74	2,027	4,736
Probable	1,354	135	33	863	1,665
Total Proved Plus Probable	5,637	175	107	2,890	6,401

(1)After royalties includes royalty interest reserves.
(2)Includes heavy crude oil that is not material representing less than one percent of bitumen on a total proved plus probable basis.
(3)Includes shale gas that is not material representing less than one percent of conventional natural gas on a total proved plus probable basis.

Cenovus Energy Inc. – 2021 Annual Information Form	24

Summary of Net Present Value of Future Net Revenue as at December 31, 2021
(Forecast Prices and Costs)

	Discounted at % per year					Unit Value Discounted at 10% (1)
Before Income Taxes ($ millions)	0%	5%	10%	15%	20%	$/BOE
Canada
Proved
Developed Producing	21,637	22,669	20,566	18,542	16,861	20.08
Developed Non-Producing	2,942	2,169	1,665	1,320	1,075	19.64
Undeveloped	129,139	51,231	25,357	14,631	9,337	7.20
Total Proved	153,718	76,069	47,588	34,493	27,273	10.28
Probable	80,650	22,521	10,415	6,497	4,637	6.34
Total Proved Plus Probable	234,368	98,590	58,003	40,990	31,910	9.25

China
Proved
Developed Producing	4,105	3,491	3,036	2,689	2,418	38.02
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—
Total Proved	4,105	3,491	3,036	2,689	2,418	38.02
Probable	730	558	446	369	313	30.46
Total Proved Plus Probable	4,835	4,049	3,482	3,058	2,731	36.85

Indonesia
Proved
Developed Producing	297	249	212	184	163	13.76
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	241	191	154	126	103	13.29
Total Proved	538	440	366	310	266	13.56
Probable	264	189	139	104	79	18.62
Total Proved Plus Probable	802	629	505	414	345	14.65

Total Company
Proved
Developed Producing	26,039	26,409	23,814	21,415	19,442	21.28
Developed Non-Producing	2,942	2,169	1,665	1,320	1,075	19.64
Undeveloped	129,380	51,422	25,511	14,757	9,440	7.22
Total Proved	158,361	80,000	50,990	37,492	29,957	10.77
Probable	81,644	23,268	11,000	6,970	5,029	6.60
Total Proved Plus Probable	240,005	103,268	61,990	44,462	34,986	9.68
(1)Unit values have been calculated using Company Interest After Royalty reserves.

Cenovus Energy Inc. – 2021 Annual Information Form	25

	Discounted at %/year
After Income Taxes (1) ($ millions)	0%	5%	10%	15%	20%
Canada
Proved
Developed Producing	17,599	19,214	17,531	15,828	14,402
Developed Non-Producing	2,292	1,676	1,280	1,010	820
Undeveloped	98,903	38,723	18,896	10,742	6,743
Total Proved	118,794	59,613	37,707	27,580	21,965
Probable	61,843	17,071	7,872	4,923	3,531
Total Proved Plus Probable	180,637	76,684	45,579	32,503	25,496

China
Proved
Developed Producing	3,097	2,639	2,299	2,036	1,829
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	3,097	2,639	2,299	2,036	1,829
Probable	528	436	325	254	204
Total Proved Plus Probable	3,625	3,075	2,624	2,290	2,033

Indonesia
Proved
Developed Producing	184	156	134	119	107
Developed Non-Producing	—	—	—	—	—
Undeveloped	186	150	122	101	85
Total Proved	370	306	256	220	192
Probable	159	82	82	75	70
Total Proved Plus Probable	529	388	338	295	262

Total Company
Developed Producing	20,880	22,009	19,964	17,983	16,338
Developed Non-Producing	2,292	1,676	1,280	1,010	820
Undeveloped	99,089	38,873	19,018	10,843	6,828
Total Proved	122,261	62,558	40,262	29,836	23,986
Probable	62,530	17,589	8,279	5,252	3,805
Total Proved Plus Probable	184,791	80,147	48,541	35,088	27,791
(1)Values are calculated by considering existing tax pools and tax circumstances for Cenovus in the consolidated evaluation of Cenovus’s oil and gas properties and taking into account current tax regulations. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, please see Cenovus’s consolidated financial statements and MD&A for the year ended December 31, 2021.

Cenovus Energy Inc. – 2021 Annual Information Form	26

Total Future Net Revenue (Undiscounted) as at December 31, 2021
(Forecast Prices and Costs)

($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Total Abandonment and Reclamation Costs (1)	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Canada
Total Proved	393,984	91,666	94,541	42,728	11,331	153,718	34,924	118,794
Total Proved Plus Probable	587,774	140,493	134,816	65,137	12,960	234,368	53,731	180,637

China
Total Proved	5,755	294	1,234	—	122	4,105	1,008	3,097
Total Proved Plus Probable	6,799	348	1,494	—	122	4,835	1,210	3,625

Indonesia
Total Proved	2,205	597	990	41	39	538	168	370
Total Proved Plus Probable	3,052	977	1,143	88	42	802	273	529

Total Company
Total Proved	401,944	92,557	96,765	42,769	11,492	158,361	36,100	122,261
Total Proved Plus Probable	597,625	141,818	137,453	65,225	13,124	240,005	55,214	184,791
(1)Total abandonment and reclamation costs included for all wells, facilities and other liabilities, known and existing, and to be incurred as a result of future development activity.

Future Net Revenue by Product Type as at December 31, 2021
(Forecast Prices and Costs)

Reserves Category	Product Types	Future Net Revenue Before Income Taxes Discounted at 10% per Year ($ millions)	Unit Value Discounted at 10% per Year (1) ($/BOE)
Total Proved	Bitumen (2)	46,151	10.77
	Light and Medium Oil (3)	358	3.72
	Conventional Natural Gas (4)	4,481	12.58
	Total	50,990	10.77
Total Proved Plus	Bitumen(2)	53,765	9.54
Probable	Light and Medium Oil (3)	2,318	9.22
	Conventional Natural Gas (4)	5,907	11.52
	Total	61,990	9.68
(1)Unit values have been calculated using Company Interest After Royalties reserves.
(2)Includes heavy crude oil that is not material.
(3)Includes solution gas and other byproducts.
(4)Includes shale gas and other byproducts, but excludes solution gas.
Additional Notes to Reserves Data Tables
•The estimates of FNR presented do not represent fair market value.
•FNR from reserves excludes cash flows related to Cenovus’s risk management activities.
•For disclosure purposes, Cenovus includes heavy crude oil with bitumen and shale gas with conventional natural gas, as the reserves of heavy crude oil and shale gas are not material.
•In accordance with NI 51-101, NPV and FNR amounts presented include all of Cenovus’s existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.
•BOE estimates and tables may not sum due to rounding.

Cenovus Energy Inc. – 2021 Annual Information Form	27

Definitions
After Royalties means volumes after deduction of royalties and includes royalty interest reserves.
Before Royalties means volumes before deduction of royalties and excludes royalty interest reserves.
Company Interest means, in relation to production, reserves, resources and property, the interest (operating or non-operating) held by Cenovus.
Gross means: (a) in relation to wells, the total number of wells in which Cenovus has an interest; and (b) in relation to properties, the total acreage of properties in which Cenovus has an interest.
Net means: (a) in relation to wells, the number of wells obtained by aggregating Cenovus’s working interest in each of its gross wells; and (b) in relation to Cenovus’s interest in a property, the total acreage in which it has an interest multiplied by its working interest.
Proved plus probable reserves life index means Company Interest Before Royalties total proved plus probable reserves divided by Company Interest Before Royalties production.
Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions, which are generally accepted as being reasonable, and are disclosed later in this AIF.
Reserves are classified according to the degree of certainty associated with the estimates:
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Each of the reserves categories may be divided into developed and undeveloped categories:
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared with the cost of drilling a well) to put the reserves on production. The developed category may be subdivided as follows:
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared with the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.
Pricing Assumptions
Except as noted below, the forecast of prices, inflation and exchange rate provided in the table below is computed using the average of forecasts (“IQRE Average Forecast”) by McDaniel, GLJ and Sproule Associates Limited and is used to estimate FNR associated with the reserves disclosed herein. The IQRE Average Forecast is dated January 1, 2022. The inflation forecast was applied uniformly to prices beyond the forecast interval, and to all future costs. China and Indonesia gas prices are derived from the natural gas sales agreements specific to each set of projects. For historical prices realized during 2021, see “Production History and Per-Unit Results” in this AIF.

Cenovus Energy Inc. – 2021 Annual Information Form	28

	Crude Oil and NGLs					Natural Gas
Year	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40 API (C$/bbl)	Western Canadian Select (C$/bbl)	Edmonton C5+ (C$/bbl)	Brent (US$/bbl)	AECO (C$/MMBtu)	China (1) (US$/Mcf)	Indonesia (1) (US$/Mcf)	Inflation Rate (%/year)	Exchange Rate (US$/C$)
2022	72.83	86.82	74.43	91.85	75.33	3.56	9.32	7.29	0.0	0.7967
2023	68.78	80.73	69.17	85.53	71.46	3.20	9.08	7.33	2.3	0.7967
2024	66.76	78.01	66.54	82.98	69.62	3.05	9.02	7.44	2.0	0.7967
2025	68.09	79.57	67.87	84.63	71.01	3.10	9.08	7.50	2.0	0.7967
2026	69.45	81.16	69.23	86.33	72.44	3.17	9.09	7.55	2.0	0.7967
2027	70.84	82.78	70.61	88.05	73.88	3.23	8.99	7.68	2.0	0.7967
2028	72.26	84.44	72.02	89.82	75.36	3.30	8.60	7.82	2.0	0.7967
2029	73.70	86.13	73.46	91.61	76.87	3.36	8.53	7.93	2.0	0.7967
2030	75.18	87.85	74.69	93.44	78.40	3.43	8.18	8.08	2.0	0.7967
2031	76.68	89.60	76.19	95.32	79.97	3.50	7.79	8.25	2.0	0.7967
2032	78.21	91.40	77.71	97.22	81.57	3.57	7.79	8.42	2.0	0.7967
2033+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr			2.0	0.7967
(1)    China and Indonesia natural gas prices are derived from the natural gas sales agreements specific to each set of projects.
Future Development Costs
The following table outlines undiscounted future development costs deducted in the estimation of FNR, by reserves category:

($ millions)	2022	2023	2024	2025	2026	Remainder	Total
Canada
Total Proved	1,334	1,649	1,254	1,097	1,056	36,338	42,728
Total Proved Plus Probable	1,530	2,133	2,138	1,691	1,305	56,340	65,137

China
Total Proved	—	—	—	—	—	—	—
Total Proved Plus Probable	—	—	—	—	—	—	—

Indonesia
Total Proved	41	—	—	—	—	—	41
Total Proved Plus Probable	76	12	—	—	—	—	88

Total Company
Total Proved	1,375	1,649	1,254	1,097	1,056	36,338	42,769
Total Proved Plus Probable	1,606	2,145	2,138	1,691	1,305	56,340	65,225
Cenovus believes that existing cash and cash equivalents balances, internally generated cash flows, existing credit facilities, management of its asset portfolio and access to capital markets will be sufficient to fund the Company’s future development costs. However, there can be no guarantee that the necessary funds will be available or that Cenovus will allocate funding to develop all of its reserves. Failure to develop those reserves would have a negative impact on the Company’s FNR.
The interest or other costs of external funding are not included in the reserves and FNR estimates and would reduce FNR depending upon the funding sources utilized. Cenovus does not believe that interest or other funding costs would make development of any property uneconomic.

Cenovus Energy Inc. – 2021 Annual Information Form	29

Reserves Reconciliation
The following tables provide a reconciliation, using forecast prices and costs, of the Company’s working interest share of reserves before deduction of royalties and without including any royalty interests of the Company.

Total Proved	Bitumen (1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (2) (Bcf)	Total (MMBOE)
Canada
As at December 31, 2020	4,812	7	50	965	5,030
Extensions and Improved Recovery	15	11	5	122	51
Discoveries	—	—	—	—	—
Technical Revisions	25	1	—	76	39
Economic Factors	—	1	2	69	15
Acquisitions	933	35	28	674	1,108
Dispositions	—	(2)	(7)	(66)	(20)
Production (3)	(212)	(8)	(9)	(225)	(267)
As at December 31, 2021	5,573	45	69	1,615	5,956

China
As at December 31, 2020	—	—	—	—	—
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	—	—
Economic Factors	—	—	—	—	—
Acquisitions	—	—	21	492	103
Dispositions	—	—	—	—	—
Production (3)	—	—	(4)	(89)	(19)
As at December 31, 2021	—	—	17	403	84

Indonesia
As at December 31, 2020	—	—	—	—	—
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	—	—
Economic Factors	—	—	—	—	—
Acquisitions	—	—	4	216	40
Dispositions	—	—	—	—	—
Production (3)	—	—	(1)	(15)	(3)
As at December 31, 2021	—	—	3	201	37

Total Company
As at December 31, 2020	4,812	7	50	965	5,030
Extensions and Improved Recovery	15	11	5	122	51
Discoveries	—	—	—	—	—
Technical Revisions	25	1	—	76	39
Economic Factors	—	1	2	69	15
Acquisitions	933	35	53	1,382	1,251
Dispositions	—	(2)	(7)	(66)	(20)
Production (3)	(212)	(8)	(14)	(329)	(289)
As at December 31, 2021	5,573	45	89	2,219	6,077

Cenovus Energy Inc. – 2021 Annual Information Form	30

Probable	Bitumen (1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (2) (Bcf)	Total (MMBOE)
Canada
As at December 31, 2020	1,520	6	31	601	1,656
Extensions and Improved Recovery	3	(2)	1	32	8
Discoveries	—	—	—	—	—
Technical Revisions	(7)	(1)	(2)	(36)	(16)
Economic Factors	—	—	1	10	2
Acquisitions	334	150	6	235	530
Dispositions	—	(1)	(3)	(28)	(8)
Production (3)	—	—	—	—	—
As at December 31, 2021	1,850	152	34	814	2,172

China
As at December 31, 2020	—	—	—	—	—
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	—	—
Economic Factors	—	—	—	—	—
Acquisitions	—	—	3	74	16
Dispositions	—	—	—	—	—
Production (3)	—	—	—	—	—
As at December 31, 2021	—	—	3	74	16

Indonesia
As at December 31, 2020	—	—	—	—	—
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	15	3
Technical Revisions	—	—	—	—	—
Economic Factors	—	—	—	—	—
Acquisitions	—	—	2	56	10
Dispositions	—	—	—	—	—
Production (3)	—	—	—	—	—
As at December 31, 2021	—	—	2	71	13

Total Company
As at December 31, 2020	1,520	6	31	601	1,656
Extensions and Improved Recovery	3	(2)	1	32	8
Discoveries	—	—	—	15	3
Technical Revisions	(7)	(1)	(2)	(36)	(16)
Economic Factors	—	—	1	10	2
Acquisitions	334	150	11	365	556
Dispositions	—	(1)	(3)	(28)	(8)
Production (3)	—	—	—	—	—
As at December 31, 2021	1,850	152	39	959	2,201

Cenovus Energy Inc. – 2021 Annual Information Form	31

Total Proved Plus Probable	Bitumen (1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (2) (Bcf)	Total (MMBOE)
Canada
As at December 31, 2020	6,332	13	81	1,566	6,686
Extensions and Improved Recovery	18	9	6	154	59
Discoveries	—	—	—	—	—
Technical Revisions	18	—	(2)	40	23
Economic Factors	—	1	3	79	17
Acquisitions	1,267	185	34	909	1,638
Dispositions	—	(3)	(10)	(94)	(28)
Production (3)	(212)	(8)	(9)	(225)	(267)
As at December 31, 2021	7,423	197	103	2,429	8,128

China
As at December 31, 2020	—	—	—	—	—
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	—	—
Economic Factors	—	—	—	—	—
Acquisitions	—	—	24	566	119
Dispositions	—	—	—	—	—
Production (3)	—	—	(4)	(89)	(19)
As at December 31, 2021	—	—	20	477	100

Indonesia
As at December 31, 2020	—	—	—	—	—
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	15	3
Technical Revisions	—	—	—	—	—
Economic Factors	—	—	—	—	—
Acquisitions	—	—	6	272	50
Dispositions	—	—	—	—	—
Production (3)	—	—	(1)	(15)	(3)
As at December 31, 2021	—	—	5	272	50

Total Company
As at December 31, 2020	6,332	13	81	1,566	6,686
Extensions and Improved Recovery	18	9	6	154	59
Discoveries	—	—	—	15	3
Technical Revisions	18	—	(2)	40	23
Economic Factors	—	1	3	79	17
Acquisitions	1,267	185	64	1,747	1,807
Dispositions	—	(3)	(10)	(94)	(28)
Production (3)	(212)	(8)	(14)	(329)	(289)
As at December 31, 2021	7,423	197	128	3,178	8,278

(1)Includes heavy crude oil that is not material.
(2)Includes shale gas that is not material.
(3)Production used for the reserves reconciliation differs from publicly reported production. In accordance with NI 51-101, Company Interest Before Royalties production used for the reserves reconciliation above includes Cenovus’s share of gas volumes provided to FCCL for steam generation, but does not include royalty interest production.

Cenovus Energy Inc. – 2021 Annual Information Form	32

Developments in 2021 compared with 2020 include:
•Bitumen total proved and total proved plus probable reserves increased by 761 million barrels and 1.1 billion barrels, respectively, due to additions from the Arrangement, improved performance at Christina Lake and a regulatory approval at our Lloydminster thermal assets, partially offset by current year production.
•Light and medium oil total proved and total proved plus probable reserves increased by 38 million barrels and 184 million barrels, respectively, due to additions from the Arrangement, updates to the Conventional segment development plan, the Terra Nova restructuring, and economic factors due to increased product pricing. The increases were partially offset by dispositions in the Conventional segment and current year production.
•NGLs total proved and total proved plus probable reserves increased by 39 million barrels and 47 million barrels, respectively, due to additions from the Arrangement, updates to the Conventional segment development plan, and economic factors due to increased product pricing. The increases were partially offset by dispositions in the Conventional segment and current year production.
•Conventional natural gas total proved and total proved plus probable reserves increased by 1.3 trillion cubic feet and 1.6 trillion cubic feet, respectively, due to additions from the Arrangement, updates to the Conventional segment development plan, the sanctioning of the MAC field in Indonesia, and economic factors due to improved product pricing. The increases were partially offset by dispositions in the Conventional segment and current year production.
Undeveloped Reserves
Proved and probable undeveloped reserves have been estimated by the IQREs in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”). In general, undeveloped reserves are scheduled to be produced within the next 50 years.
The undeveloped tables presented here reflect the product type groups reported above, specifically, bitumen includes heavy crude oil and conventional natural gas includes shale gas, which in each case are not material.
Company Interest Proved Undeveloped – Before Royalties

	Bitumen (1) (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (2) (Bcf)		Total (MMBOE)
	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total
2019	37	3,827	—	1	2	10	30	208	43	3,873
2020	99	3,848	—	—	1	9	16	157	103	3,884
2021	694	4,490	23	23	5	9	278	356	768	4,582
(1)Includes heavy crude oil that is not material.
(2)Includes shale gas that is not material.

Company Interest Probable Undeveloped – Before Royalties

	Bitumen (1) (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (2) (Bcf)		Total (MMBOE)
	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total
2019	7	1,474	3	5	5	21	87	433	29	1,571
2020	—	1,407	1	3	1	18	13	317	3	1,481
2021	289	1,692	139	140	6	16	267	440	478	1,922
(1)Includes heavy crude oil that is not material.
(2)Includes shale gas that is not material.
DEVELOPMENT OF PROVED AND PROBABLE UNDEVELOPED RESERVES
Bitumen
As at December 31, 2021, Cenovus had proved undeveloped bitumen reserves of 4,490 million barrels before royalties, or approximately 81 percent of the Company’s total proved bitumen reserves. Of Cenovus’s 1,850 million barrels of probable bitumen reserves, 1,692 million barrels, or approximately 91 percent, are undeveloped. Based on the evaluation of these reserves, Cenovus anticipates that the reserves will be recovered using SAGD, except for the heavy crude oil, which is not material.

Cenovus Energy Inc. – 2021 Annual Information Form	33

Typical SAGD project development involves the initial installation of a steam generation facility, at a cost much greater than drilling a production/injection well pair, and then progressively drilling sufficient SAGD well pairs to fully utilize the available steam.
Bitumen reserves can be classified as proved when there is sufficient stratigraphic drilling to demonstrate a high degree of certainty the presence of the bitumen in commercially recoverable volumes. McDaniel’s standard for sufficient drilling in a fluvial SAGD formation is a minimum of eight stratigraphic wells per section with 3D seismic or 16 stratigraphic wells per section with no seismic. Additionally, operator funding approvals must be in place, a reasonable development timetable must be established and all requisite legal and regulatory approvals must have been obtained. Proved developed bitumen reserves are differentiated from proved undeveloped bitumen reserves by the presence of drilled production/injection well pairs at the reserves estimation effective date. Because a steam plant has a long life relative to well pairs, in the early stages of a SAGD project, only a small portion of proved reserves will be developed as the number of well pairs drilled will be limited by the available steam capacity.
Recognition of probable reserves requires sufficient drilling of stratigraphic wells to establish reservoir suitability for SAGD. McDaniel’s standard for probable reserves is a minimum of four stratigraphic wells per section. Reserves will be classified by McDaniel as probable if the number of stratigraphic wells drilled falls between their proved reserves and probable reserves requirements. In Alberta, if the reserves are located outside of an approved development plan area, but within an approved project area, they will be classified as probable reserves as long as they exceed the minimum stratigraphic well requirement. If reserves lie outside an approved development area, approval to include those reserves in the development area must be obtained before development drilling of SAGD well pairs can commence.
Development of the Christina Lake, Foster Creek, Lloydminster thermal, Sunrise and Tucker proved and probable undeveloped reserves will take place in an orderly manner as additional well pairs are drilled to utilize the available steam when existing well pairs reach the end of their steam injection phase. On December 16, 2021, Cenovus announced an agreement to sell its Tucker asset for gross cash proceeds of $800 million. The sale closed on January 31, 2022. Development and capital spending on the proved and probable undeveloped reserves at Narrows Lake continues with the project currently scheduled to be on stream by 2025. The forecasted production of Cenovus’s proved and proved plus probable SAGD bitumen reserves, extends approximately 46 years and 50 years, respectively. Production of the current proved developed portion is estimated to take approximately 20 years.
Light and Medium Oil, NGLs and Conventional Natural Gas
Cenovus’s Conventional segment proved undeveloped and proved plus probable undeveloped reserves of light and medium oil, NGLs and conventional natural gas are approximately one percent and two percent, respectively, of the Company’s total proved and total proved plus probable reserves. Cenovus plans to develop the Conventional segment proved and proved plus probable undeveloped reserves over the next five years and ten years, respectively. Decisions on the priority and timing of developing the various proved and probable undeveloped reserves, including decisions to defer development of proved and probable undeveloped reserves beyond two years, are based on various factors including strategic considerations, changing economic conditions, changes to government regulations including the setting of production limits, technical performance, development plan optimization, facility capacity, pipeline constraints, and the size of the development program. The development opportunities have been pursued at a pace dependent on capital availability and its allocation in accordance with Cenovus’s business plans.
Cenovus’s Offshore segment proved and proved plus probable undeveloped reserves of light and medium oil, NGLs and conventional natural gas are approximately one percent and two percent of the Company’s total proved and total proved plus probable reserves, respectively. The probable undeveloped reserves attributed to the West White Rose project are currently scheduled to be on stream by 2026, pending the decision to restart the project in mid-2022.
SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA
The evaluation of reserves is a continuous process that can be significantly impacted by a variety of internal and external influences. Revisions are often required resulting from changes in pricing, economic conditions, regulatory changes, and historical performance. While these factors can be considered and potentially anticipated, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly. For a discussion of the risk factors and uncertainties affecting Cenovus’s reserves data, see the section entitled “Risk Management and Risk Factors” in the Company’s annual 2021 MD&A, which section of the MD&A is incorporated by reference into this AIF and is available on the Company's SEDAR profile at sedar.com.

Cenovus Energy Inc. – 2021 Annual Information Form	34

OTHER OIL AND GAS INFORMATION
Oil and Gas Properties and Wells
The following tables summarizes producing and non-producing wells in which Cenovus has a working interest, as at December 31, 2021:
Producing Wells

	Crude Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Oil Sands (1)	3,350	3,194	612	480	3,962	3,674
Conventional (2)	667	492	4,182	3,116	4,849	3,608
Offshore - Atlantic (3)	37	20	—	—	37	20
	4,054	3,706	4,794	3,596	8,848	7,302
International
Offshore - China	—	—	17	10	17	10
Offshore - Indonesia	—	—	4	2	4	2
	—	—	21	12	21	12
Total	4,054	3,706	4,815	3,608	8,869	7,314
(1)Includes 2,105 gross producing wells (1,863 net producing wells) located in Alberta and 1,857 gross producing wells (1,811 net producing wells) located in Saskatchewan.
(2)Includes 4,331 gross producing wells (3,164 net producing wells) located in Alberta and 518 gross producing wells (444 net producing wells) located in British Columbia.
(3)All producing Offshore - Atlantic wells are located in Newfoundland and Labrador.
Non-Producing Wells (1)

	Crude Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Oil Sands (2)	4,515	4,300	821	690	5,336	4,990
Conventional (3)	498	371	1,020	744	1,518	1,115
Offshore - Atlantic (4)	5	4	—	—	5	4
	5,018	4,675	1,841	1,434	6,859	6,109
International
Offshore - China	—	—	—	—	—	—
Offshore - Indonesia	—	—	—	—	—	—
	—	—	—	—	—	—
Total	5,018	4,675	1,841	1,434	6,859	6,109

(1)Non-producing wells include wells that are capable of producing, but which are currently not producing. Non-producing wells do not include other types of wells such as stratigraphic test wells, service wells or wells that have been abandoned.
(2)Includes 2,065 gross non-producing wells (1,842 net non-producing wells) located in Alberta and 3,271 gross non-producing wells (3,148 net non-producing wells) located in Saskatchewan.
(3)Includes 1,423 gross non-producing wells (1,050 net non-producing wells) located in Alberta; 94 gross non-producing wells (64 net non-producing wells) located in British Columbia; 1 gross non-producing wells 1 net non-producing wells) located in Saskatchewan.
(4)All producing Offshore - Atlantic wells are located in Newfoundland and Labrador.
As at December 31, 2021, Cenovus did not have any material properties with attributed reserves which are capable of producing, but which are not on production.

Cenovus Energy Inc. – 2021 Annual Information Form	35

Exploration and Development Activity
The following tables summarize Cenovus’s gross and net interest in wells drilled in 2021:

					Offshore
	Oil Sands (1)(2)		Conventional (1)(2)		Atlantic (1)(2)		China (1)		Indonesia (1)		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Crude Oil	264	262	10	7	—	—	1	1	—	—	275	270
Natural Gas	—	—	23	20	—	—	—	—	—	—	23	20
Dry and Abandoned	—	—	—	—	—	—	—	—	—	—	—	—
Total	264	262	33	27	—	—	1	1	—	—	298	290

(1)    Oil Sands drilled no gross exploration wells (no net wells) in 2021. No exploration wells were drilled in Conventional, Atlantic and Indonesia in 2021. China drilled one gross (one net) exploration wells in 2021.
(2)    Oil Sands, Conventional and Atlantic consist only of wells located in Canada.
During the year ended December 31, 2021, Oil Sands drilled 90 gross stratigraphic test wells (88.3 net wells) and 99 gross observation wells (99.0 net wells). Conventional and Offshore drilled no stratigraphic test wells.
During the year ended December 31, 2021, five service wells were drilled within Oil Sands, Conventional and Offshore.
SAGD well pairs are counted as a single oil producing well in the table above. During the year ended December 31, 2021, 75 gross SAGD well pairs were drilled (75.0 net well pairs).
For all types of wells except stratigraphic test wells, the calculation of the number of wells is based on the number of surface locations. For stratigraphic test wells, the calculation is based on the number of bottomhole locations.
Development activities were focused on sustaining bitumen production at Foster Creek, Christina Lake and Lloydminster thermal, and the production and de-risking resource potential of the Conventional properties. The Company began drilling a development well in the Madura Strait area in 2021 and the drill was completed in January 2022.
Properties With No Attributed Reserves
The following table summarizes Cenovus’s unproved acreage as at December 31, 2021:

(thousands of acres)	Gross	Net

Canada	11,363	8,498
China and Taiwan	2,188	1,704
Indonesia	613	245
Total	14,164	10,447
For lands in which Cenovus holds multiple leases under the same surface area, both gross areas and net areas have been counted for each lease.
Cenovus has rights to explore, develop, and exploit approximately 169,453 net acres in Canada that could potentially expire by December 31, 2022, which relate entirely to Crown and freehold properties. There are no expiries for China or Indonesia.
The Company and CPC Corporation, through a joint agreement, have rights to an exploration block covering approximately 7,700 square kilometers located southwest of Taiwan Area offshore. The Company holds a 75 percent working interest during exploration. CPC Corporation has the right to participate in any future development programs up to a 50 percent interest. The three-dimensional seismic period expires on December 17, 2022.
The Company has commitments for offshore China of approximately US$12.9 million and US$14.5 million to be completed by April 30, 2022. The Company has commitments totaling approximately $117 million related to exploration to be completed in the Atlantic region between 2023 and 2025. Not fulfilling commitments in accordance with licensing timelines triggers forfeiture of security deposits of 30 percent of unfulfilled commitments.
Properties with no attributed reserves include Crown lands where bitumen contingent and prospective resources have been identified and Crown lands where exploration activities to date have not identified potential reserves in commercial quantities. The Company regularly reviews the economic viability of these unproved properties on the basis of product pricing, capital availability and level of related infrastructure development. From this process, some properties are selected for future development activity while others are retained as inactive, sold, swapped or relinquished back to the mineral rights owner.

Cenovus Energy Inc. – 2021 Annual Information Form	36

Additional Information Concerning Abandonment and Reclamation Costs
The estimated total future abandonment and reclamation costs for existing wells, facilities, and infrastructure is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to Cenovus’s working interest and the estimated timing of the costs to be incurred in future periods. Cenovus has developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location.
Cenovus has estimated undiscounted and uninflated future abandonment and reclamation costs for its existing upstream assets of approximately $6.0 billion (approximately $1.7 billion, discounted at 10 percent) at December 31, 2021, of which the Company expects to pay $1.0 billion in the next three financial years.
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2021, $186 million was deposited in restricted accounts in the consolidated financial statements.
Of the undiscounted future abandonment and reclamation costs to be incurred over the life of Cenovus’s total proved reserves, approximately $11.5 billion has been deducted in estimating the FNR, which represents the Company’s total existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.
Tax Horizon
Consistent with 2022 guidance released on December 7, 2021, the Company expects to pay cash taxes of $650 million to $850 million in 2022. This estimate could vary significantly if underlying assumptions change with respect to commodity prices, capital spending levels and acquisition and disposition transactions.
Costs Incurred

($ millions)	Canada	China	Indonesia	2021
Acquisitions
Unproved	—	—	—	—
Proved	7	—	—	7
Total Acquisitions	7	—	—	7
Exploration Costs	39	16	—	55
Development Costs	1,356	5	—	1,361
Total Costs Incurred	1,402	21	—	1,423

($ millions)	Canada	China	Indonesia	2020
Acquisitions
Unproved	12	—	—	12
Proved	6	—	—	6
Total Acquisitions	18	—	—	18
Exploration Costs	46	—	—	46
Development Costs	459	—	—	459
Total Costs Incurred	523	—	—	523
Forward Contracts
Cenovus may use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates. A description of such instruments is provided in the notes to the Company’s consolidated financial statements for the year ended December 31, 2021.
Production Estimates
The following table summarizes the 2022 estimated production of the Company Interest Before Royalties reserves for all properties held on December 31, 2021, using forecast prices and costs, which will be produced in Canada, China and Indonesia. These estimates assume certain activities take place, such as the development of undeveloped reserves, and that there are no divestitures.

Cenovus Energy Inc. – 2021 Annual Information Form	37

2022 Estimated Production (Forecast Prices and Costs)	Total Proved	Total Proved Plus Probable
Canada
Bitumen (Mbbls/d) (1)(2)	569.0	593.6
Light and Medium Oil (Mbbls/d)	19.7	22.8
NGLs (Mbbls/d)	24.0	26.3
Conventional Natural Gas (MMcf/d) (3)	556.4	621.5
Total (MBOE/d)	705.4	746.1

China
Bitumen (Mbbls/d)	—	—
Light and Medium Oil (Mbbls/d)	—	—
NGLs (Mbbls/d)	9.1	9.8
Conventional Natural Gas (MMcf/d)	202.0	216.2
Total (MBOE/d)	42.8	45.9

Indonesia (4)
Bitumen (Mbbls/d)	—	—
Light and Medium Oil (Mbbls/d)	—	—
NGLs (Mbbls/d)	2.1	2.4
Conventional Natural Gas (MMcf/d)	51.6	57.4
Total (MBOE/d)	10.7	12.0

Total Company
Bitumen (Mbbls/d) (1)	569.0	593.6
Light and Medium Oil (Mbbls/d)	19.7	22.8
NGLs (Mbbls/d)	35.2	38.5
Conventional Natural Gas (MMcf/d) (3)	810.0	895.1
Total (MBOE/d)	758.9	804.0
(1)Includes heavy crude oil that is not material.
(2)Includes Foster Creek production of 170.5 thousand barrels per day for total proved and 174.0 thousand barrels per day for total proved plus probable, and Christina Lake production of 247.2 thousand barrels per day for total proved and 255.6 thousand barrels per day for total proved plus probable.
(3)Includes shale gas that is not material.
(4)Estimated production volumes reflect Cenovus’s 40 percent interest in the Madura-BD gas project.

Cenovus Energy Inc. – 2021 Annual Information Form	38

Production History and Per-Unit Results

2021 Production History	2021	Q4	Q3	Q2	Q1
Canada
Bitumen (Mbbls/d)	561.3	606.0	576.5	528.6	532.9
Heavy Crude Oil (1) (Mbbls/d)	20.2	18.9	20.5	20.8	20.5
Light and Medium Oil (1) (Mbbls/d)	22.5	17.8	22.6	24.4	25.6
NGLs (Mbbls/d)	25.6	22.5	22.8	29.0	28.2
Conventional Natural Gas (1) (MMcf/d)	610.2	586.7	615.1	631.5	607.5
Total (MBOE/d)	731.3	763.0	744.9	708.1	708.5

China
NGLs (Mbbls/d)	10.0	10.4	9.9	9.6	10.2
Conventional Natural Gas (MMcf/d)	244.1	254.2	239.3	236.1	246.8
Total (MBOE/d)	50.7	52.8	49.8	49.0	51.3

Indonesia (3)
NGLs (Mbbls/d)	2.7	2.7	2.8	2.5	2.7
Conventional Natural Gas (MMcf/d)	41.2	42.6	43.5	38.0	40.6
Total (MBOE/d)	9.6	9.8	10.1	8.8	9.5

Total Company
Bitumen (Mbbls/d)	561.3	606.0	576.5	528.6	532.9
Heavy Crude Oil (1) (Mbbls/d)	20.2	18.9	20.5	20.8	20.5
Light and Medium Oil (1) (Mbbls/d)	22.5	17.8	22.6	24.4	25.6
NGLs (Mbbls/d)	38.3	35.6	35.5	41.1	41.1
Conventional Natural Gas (2) (MMcf/d)	895.5	883.5	897.9	905.6	894.9
Total (MBOE/d)	791.5	825.3	804.8	765.9	769.3
(1)Medium crude oil production in previous periods in the Lloydminster conventional heavy oil area was reclassified to heavy oil production.
(2)Includes shale gas that is not material.
(3)Reported production volumes reflect Cenovus’s 40 percent interest in the Madura-BD gas project.
Netbacks
Netback is a non-GAAP financial measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Our Netback calculation is aligned with the definition found in the COGE Handbook. Netbacks reflect our margin on a per-BOE basis. Netback is defined as gross sales less royalties, transportation and blending and operating expenses divided by sales volumes. Netbacks do not reflect non-cash write-downs or reversals of product inventory until it is realized when the product is sold. The sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with bitumen and heavy crude oil to transport it to market. This measure has been described and presented in this AIF in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations, and to comply with the requirements of NI 51-101. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information on these measures, readers should refer to the section entitled “Specified Financial Measures Advisory” located in the Company’s annual 2021 MD&A, which section is incorporated by reference into this AIF and is available on the Company’s SEDAR profile at sedar.com

Cenovus Energy Inc. – 2021 Annual Information Form	39

Canada (1) (2)	2021	Q4	Q3	Q2	Q1
Bitumen ($/bbl)
Sales Price	62.82	68.93	67.06	61.31	52.76
Royalties	10.59	13.46	12.12	9.74	6.51
Transportation and blending	7.36	6.88	7.21	7.28	8.14
Operating expenses	10.70	10.94	10.10	11.18	10.63
Netback	34.17	37.65	37.63	33.11	27.48

Heavy Crude Oil (3) ($/bbl)
Sales Price	66.34	74.80	71.30	61.30	58.50
Royalties	5.38	7.26	4.55	5.61	4.23
Transportation and blending	4.29	3.58	4.27	2.60	6.71
Operating expenses	32.12	34.55	32.03	30.40	31.69
Netback	24.55	29.41	30.45	22.69	15.87

Light Crude Oil ($/bbl)
Sales Price	85.35	99.84	90.70	79.23	74.12
Royalties	8.09	8.48	10.24	8.16	6.17
Transportation and blending	2.56	3.21	3.02	1.81	2.42
Operating expenses	22.15	26.09	20.21	20.36	21.58
Netback	52.55	62.06	57.23	48.90	43.95

Conventional Natural Gas (4) ($/Mcf)
Sales Price	4.06	5.25	3.84	3.01	4.21
Royalties	0.20	0.33	0.23	0.16	0.07
Transportation and blending	0.20	0.18	0.21	0.19	0.20
Operating expenses	1.81	1.89	1.70	1.78	1.87
Netback	1.85	2.85	1.70	0.88	2.07

NGLs ($/bbl)
Sales Price	42.93	53.98	47.37	35.48	38.02
Royalties	7.79	9.71	8.06	7.76	6.01
Transportation and blending	2.71	2.85	3.08	2.76	2.25
Operating expenses	10.89	10.81	12.56	9.97	10.53
Netback	21.54	30.61	23.67	14.99	19.23

Total Canada ($/BOE)
Sales Price	62.22	69.42	65.94	59.29	53.31
Royalties	10.16	13.09	11.58	9.29	6.32
Transportation and blending	6.93	6.59	6.88	6.65	7.61
Operating expenses	10.20	9.68	9.54	11.01	10.66
Netback	34.93	40.06	37.94	32.34	28.72

Cenovus Energy Inc. – 2021 Annual Information Form	40

China (1)	2021	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Sales Price	11.90	12.39	12.01	11.51	11.67
Royalties	0.70	0.85	0.73	0.61	0.61
Transportation and blending	—	—	—	—	—
Operating expenses	0.85	0.80	0.98	0.83	0.78
Netback	10.35	10.74	10.30	10.07	10.28

NGLs ($/bbl)
Sales Price	76.51	90.71	78.32	69.02	67.15
Royalties	4.38	5.30	4.46	3.92	3.79
Transportation and blending	—	—	—	—	—
Operating expenses	5.18	5.19	5.86	4.96	4.71
Netback	66.95	80.22	68.00	60.14	58.65

Total China ($/BOE)
Sales Price	72.44	77.57	73.32	69.04	69.44
Royalties	4.25	5.15	4.39	3.71	3.70
Transportation and blending	—	—	—	—	—
Operating expenses	5.10	4.88	5.87	4.96	4.71
Netback	63.09	67.54	63.06	60.37	61.03

Indonesia (1)	2021	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Sales Price	8.96	9.16	9.05	8.70	8.89
Royalties	1.45	2.95	1.12	0.49	1.12
Transportation and blending	—	—	—	—	—
Operating expenses	1.59	2.01	1.60	1.48	1.25
Netback	5.92	4.20	6.33	6.73	6.52

NGLs ($/bbl)
Sales Price	92.36	108.68	94.39	86.14	79.28
Royalties	30.99	68.21	28.63	13.05	12.17
Transportation and blending	—	—	—	—	—
Operating expenses	9.55	12.23	9.49	8.87	7.51
Netback	51.82	28.24	56.27	64.22	59.60

Total Indonesia ($/BOE)
Sales Price	64.52	69.72	65.39	61.79	60.68
Royalties	14.93	31.58	12.78	5.81	8.26
Transportation and blending	—	—	—	—	—
Operating expenses	9.55	12.08	9.55	8.87	7.51
Netback	40.04	26.06	43.06	47.11	44.91

Total Company (1) (2)	2021	Q4	Q3	Q2	Q1
Bitumen ($/bbl)
Sales Price	62.82	68.93	67.06	61.31	52.76
Royalties	10.59	13.46	12.12	9.74	6.51
Transportation and blending	7.36	6.88	7.21	7.28	8.14
Operating expenses	10.70	10.94	10.10	11.18	10.63
Netback	34.17	37.65	37.63	33.11	27.48

Heavy Crude Oil (3) ($/bbl)
Sales Price	66.34	74.80	71.30	61.30	58.50
Royalties	5.38	7.26	4.55	5.61	4.23
Transportation and blending	4.29	3.58	4.27	2.60	6.71
Operating expenses	32.12	34.55	32.03	30.40	31.69
Netback	24.55	29.41	30.45	22.69	15.87

Light Crude Oil ($/bbl)
Sales Price	85.35	99.84	90.70	79.23	74.12
Royalties	8.09	8.48	10.24	8.16	6.17
Transportation and blending	2.56	3.21	3.02	1.81	2.42
Operating expenses	22.15	26.09	20.21	20.36	21.58
Netback	52.55	62.06	57.23	48.90	43.95

Conventional Natural Gas (4) ($/Mcf)
Sales Price	10.08	11.45	9.50	8.50	11.07
Royalties	0.93	1.53	0.92	0.67	0.64
Transportation and blending	0.32	0.31	0.33	0.31	0.32
Operating expenses	3.64	3.99	3.44	3.49	3.68
Netback	5.19	5.62	4.81	4.03	6.43

NGLs ($/bbl)
Sales Price	55.17	68.85	59.71	46.40	47.96
Royalties	8.50	12.85	8.66	7.19	5.86
Transportation and blending	1.81	1.80	1.97	1.95	1.54
Operating expenses	9.30	9.27	10.44	8.74	8.88
Netback	35.56	44.93	38.64	28.52	31.68

Total ($/BOE)
Sales Price	62.99	70.02	66.44	60.03	54.62
Royalties	9.80	12.76	11.10	8.83	6.15
Transportation and blending	6.33	6.02	6.31	6.08	6.94
Operating expenses	9.82	9.36	9.29	10.54	10.17
Netback	37.04	41.88	39.74	34.58	31.36
(1)Netbacks exclude risk management activities.
(2)The netbacks do not reflect non-cash write-downs of product inventory or reversals of product inventory until the product is sold.
(3)Medium crude oil production in previous periods in the Lloydminster conventional heavy oil area was reclassified to heavy oil production.
(4)Includes shale gas that is not material.

Cenovus Energy Inc. – 2021 Annual Information Form	41

DIVIDENDS
The declaration of dividends on common and preferred shares is at the sole discretion of the Board and is considered quarterly. The Board has the ability to declare common share dividends in common shares, cash or other property. If a dividend is not paid in full on any preferred shares on any dividend payment date, then a common share dividend restriction shall apply. The preferred share dividends are cumulative.
The Board approved a first quarter dividend of $0.0350 per common share, payable on March 31, 2022, to common shareholders of record as at March 15, 2022. The Board declared first quarter dividends on the series 1, 2, 3, 5 and 7 First Preferred Shares, payable on March 31, 2022 to preferred shareholders of record as at March 15, 2022, in the aggregate amount of $9 million.
Cenovus paid the following common share dividends over the last three years ended December 31:

($ per share)	Year	Q4	Q3	Q2	Q1
2021	0.0875	0.0350	0.0175	0.0175	0.0175
2020	0.0625	—	—	—	0.0625
2019	0.2125	0.0625	0.0500	0.0500	0.0500
Cenovus paid the following dividends in 2021 on the First Preferred Shares:

($ per share)	2021
Series 1 First Preferred Shares	0.6334
Series 2 First Preferred Shares	0.4624
Series 3 First Preferred Shares	1.1722
Series 5 First Preferred Shares	1.1478
Series 7 First Preferred Shares	0.9838
During the twelve months ended December 31, 2020 and 2019, the Company did not issue or have any preferred shares.
For additional information, readers should also refer to the section entitled “Risk Management and Risk Factors” in the Company’s annual 2021 MD&A, which section is incorporated by reference into this AIF and is available on the Company's SEDAR profile at sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board prior to issuance and subject to the Company’s articles. In connection with the Arrangement, Cenovus’s articles were amended to create the Cenovus series 1, 2, 3, 4, 5, 6, 7 and 8 First Preferred shares.
As at December 31, 2021, the Company had the following common shares, Cenovus Warrants and first preferred shares outstanding:

Units Outstanding (thousands)
Common Shares	2,001,211
Cenovus Warrants	65,119
First Preferred Shares
Series 1 First Preferred Shares	10,740
Series 2 First Preferred Shares	1,260
Series 3 First Preferred Shares	10,000
Series 5 First Preferred Shares	8,000
Series 7 First Preferred Shares	6,000
As at December 31, 2021, the Company did not have any second preferred shares outstanding.

Cenovus Energy Inc. – 2021 Annual Information Form	42

COMMON SHARES
The holders of common shares are entitled to: (i) receive dividends if, as and when declared by Cenovus’s Board; (ii) receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders; and (iii) participate in any distribution of the Company’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.
PREFERRED SHARES
Cenovus may issue preferred shares in one or more series. Cenovus’s Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of preferred shares are not entitled to vote at any meeting of shareholders but may be entitled to vote if the Company fails to pay dividends on that series of preferred shares. The First Preferred shares are entitled to priority over the second preferred shares and the common shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. The aggregate number of preferred shares issued by the Company may not exceed 20 percent of the aggregate number of the then-outstanding common shares.
Series 1 First Preferred Shares
Holders of Series 1 First Preferred Shares are entitled to receive a cumulative quarterly fixed rate dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board.
For the five-year period commencing March 31, 2021 to, but excluding, March 31, 2026, the dividend rate applicable to the Series 1 First Preferred shares is set at 2.577 percent. Every fifth year thereafter, the dividend rate will be reset at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 1.73 percent.
Holders of Series 1 First Preferred Shares will have the right, at their option, to convert their Series 1 First Preferred shares into Series 2 First Preferred shares, subject to certain conditions, on March 31, 2026, and on March 31 every five years thereafter.
Cenovus may, at its option, redeem all or any number of the then-outstanding Series 1 First Preferred shares, subject to certain conditions, on March 31, 2026 and on March 31 every five years thereafter, by payment of an amount in cash for each share to be redeemed equal to $25.00 plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
Series 2 First Preferred Shares
Holders of Series 2 First Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board.
The dividend rate is reset each quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 1.73 percent.
Holders of Series 2 First Preferred Shares will have the right, at their option, to convert their Series 2 First Preferred Shares into Series 1 First Preferred Shares, subject to certain conditions, on March 31, 2026, and on March 31 every five years thereafter.
Cenovus may, at its option, redeem all or any number of the then-outstanding Series 2 First Preferred Shares, subject to certain conditions, on (i) March 31, 2026 and on March 31 every five years thereafter, by payment of an amount in cash for each share to be redeemed equal to $25.00 and (ii) any other date that is not a Series 2 First Preferred Share conversion date, by payment of an amount in cash for each share to be redeemed equal to $25.50, plus in each case all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
Series 3 First Preferred Shares
Holders of Series 3 First Preferred Shares are entitled to receive a cumulative quarterly fixed rate dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board.
For the five-year period commencing December 31, 2019 to, but excluding, December 31, 2024, the dividend rate applicable to the Series 3 First Preferred Shares is set at 4.689 percent. Every fifth year thereafter, the dividend rate will be reset at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 3.13 percent.
Holders of Series 3 First Preferred Shares will have the right, at their option, to convert their Series 3 First Preferred Shares into Series 4 First Preferred Shares, subject to certain conditions, on December 31, 2024, and on December 31 every five years thereafter.
Cenovus may, at its option, redeem all or any number of the then-outstanding Series 3 First Preferred Shares, subject to certain conditions, on December 31, 2024 and on December 31 every five years thereafter, by payment of an amount in cash for each share to be redeemed equal to $25.00 plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).

Cenovus Energy Inc. – 2021 Annual Information Form	43

Series 4 First Preferred Shares
Holders of Series 4 First Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board.
The dividend rate is reset each quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 3.13 percent.
Holders of Series 4 First Preferred Shares will have the right, at their option, to convert their Series 4 First Preferred Shares into Series 3 First Preferred Shares, subject to certain conditions, on December 31, 2024 and on December 31 every five years thereafter.
Cenovus may, at its option, redeem all or any number of the then-outstanding Series 4 First Preferred Shares, subject to certain conditions, on (i) December 31, 2024 and on December 31 every five years thereafter, by payment of an amount in cash for each share to be redeemed equal to $25.00 and (ii) any other date that is not a Series 4 First Preferred Share conversion date, by payment of an amount in cash for each share to be redeemed equal to $25.50, plus in each case all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld). As at December 31, 2021, there were no shares outstanding in this series.
Series 5 First Preferred Shares
Holders of Series 5 First Preferred Shares are entitled to receive a cumulative quarterly fixed rate dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board.
For the five-year period commencing March 31, 2020 to, but excluding, March 31, 2025, the dividend rate applicable to the Series 5 First Preferred Shares is set at 4.591 percent. Every fifth year thereafter, the dividend rate will be reset at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 3.57 percent.
Holders of Series 5 First Preferred Shares will have the right, at their option, to convert their Series 5 First Preferred Shares into Series 6 First Preferred Shares, subject to certain conditions, on March 31, 2025, and on March 31 every five years thereafter.
Cenovus may, at its option, redeem all or any number of the then-outstanding Series 5 First Preferred Shares, subject to certain conditions, on March 31, 2025 and on March 31 every five years thereafter, by payment of an amount in cash for each share to be redeemed equal to $25.00 plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
Series 6 First Preferred Shares
Holders of Series 6 First Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board.
The dividend rate is reset each quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 3.57 percent.
Holders of Series 6 First Preferred Shares will have the right, at their option, to convert their Series 6 First Preferred Shares into Series 5 First Preferred Shares, subject to certain conditions, on March 31, 2025 and on March 31 every five years thereafter.
Cenovus may, at its option, redeem all or any number of the then-outstanding Series 6 First Preferred Shares, subject to certain conditions, on (i) March 31, 2025 and on March 31 every five years thereafter, by payment of an amount in cash for each share to be redeemed equal to $25.00 and (ii) any other date that is not a Series 6 First Preferred Share conversion date, by payment of an amount in cash for each share to be redeemed equal to $25.50, plus in each case all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld). As at December 31, 2021, there were no shares outstanding in this series.
Series 7 First Preferred Shares
Holders of Series 7 First Preferred Shares are entitled to receive a cumulative quarterly fixed rate dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board.
For the five-year period commencing June 30, 2020 to, but excluding, June 30, 2025, the dividend rate applicable to the Series 7 First Preferred Shares is set at 3.935 percent. Every fifth year thereafter, the dividend rate will be reset at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 3.52 percent.
Holders of Series 7 First Preferred Shares will have the right, at their option, to convert their Series 7 First Preferred Shares into Series 8 First Preferred Shares, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter.
Cenovus may, at its option, redeem all or any number of the then-outstanding Series 7 First Preferred Shares, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter, by payment of an amount in cash for each share to be redeemed equal to $25.00 plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).

Cenovus Energy Inc. – 2021 Annual Information Form	44

Series 8 First Preferred Shares
Holders of Series 8 First Preferred Shares are entitled to receive a cumulative quarterly floating rate dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board.
The dividend rate is reset each quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 3.52 percent.
Holders of Series 8 First Preferred Shares will have the right, at their option, to convert their Series 8 First Preferred Shares into Series 7 First Preferred Shares, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter.
Cenovus may, at its option, redeem all or any number of the then-outstanding Series 8 First Preferred Shares, subject to certain conditions, on (i) June 30, 2025 and on June 30 every five years thereafter, by payment of an amount in cash for each share to be redeemed equal to $25.00 and (ii) any other date that is not a Series 8 First Preferred Share conversion date, by payment of an amount in cash for each share to be redeemed equal to $25.50, plus in each case all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld). As at December 31, 2021, there were no shares outstanding in this series.
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2021.
Cenovus Warrants
The Cenovus Warrants were created and issued pursuant to the terms of the warrant indenture dated January 1, 2021 (the “Warrant Indenture”) between Cenovus and Computershare Trust Company of Canada, as warrant agent.
Each whole Cenovus Warrant is exercisable for one common share at any time up to 4:30 pm (MST) on January 1, 2026, with an exercise price of $6.54 per common share, subject to adjustment in accordance with the terms of the Warrant Indenture. Cenovus Warrants do not have voting or any other rights of common shares. A copy of the Warrant Indenture is filed and available on SEDAR under Cenovus’s profile at sedar.com and on EDGAR at sec.gov.
SHAREHOLDER RIGHTS PLAN
Cenovus has a shareholder rights plan (the “Shareholder Rights Plan”) which was adopted in 2009 and creates a right that attaches to each issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Cenovus’s common shares, the rights are not separable from the common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by Cenovus’s Board) and before certain expiration times, to acquire common Shares at 50 percent of the market price at the time of exercise. In connection with the Arrangement, the Company’s shareholders approved certain amendments to the Shareholder Rights Plan to ensure that an acquisition by any person of common Shares or of rights to acquire common Shares pursuant to (i) the Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Arrangement Pre-Emptive Rights Agreement (as defined below in the “Material Contracts” section of this AIF) does not and will not result in the occurrence of a “Flip-In Event” or the “Separation Time” (as those terms are defined in the Shareholder Rights Plan). The Shareholder Rights Plan was amended and reconfirmed at the 2021 annual meeting of shareholders and must be reconfirmed by the Company’s shareholders every three years. Shareholders will be asked to reconfirm, and if applicable, approve certain amendments to the Shareholder Rights Plan at the 2024 annual meeting of shareholders. If the Shareholder Rights Plan is not reconfirmed by Cenovus shareholders every three years, the Shareholder Rights Plan will terminate. A copy of the Shareholder Rights Plan was filed on SEDAR on May 12, 2021, and may be viewed under Cenovus's profile at sedar.com.
DIVIDEND REINVESTMENT PLAN
Cenovus has a dividend reinvestment plan which permits holders of common shares to automatically reinvest all or any portion of the cash dividends paid on their common shares in additional common shares. At the discretion of the Company, the additional common shares may be issued from treasury at the volume weighted average price of the common shares (denominated in the currency in which the common shares trade on the applicable stock exchange) traded on the TSX during the last five trading days preceding the relevant dividend payment date or purchased on the market.

Cenovus Energy Inc. – 2021 Annual Information Form	45

RATINGS
The following information relating to Cenovus’s credit ratings is provided as it relates to the Company’s financing costs and liquidity. Specifically, credit ratings affect Cenovus’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on Cenovus’s debt by the Company’s rating agencies or a negative change in its ratings outlook could adversely affect Cenovus’s cost of financing, its access to sources of liquidity and capital, and potentially obligate it to post incremental collateral in the form of cash, letters of credit or other financial instruments. See the section entitled “Risk Management and Risk Factors” in the Company’s annual 2021 MD&A, which section of the MD&A is incorporated by reference into this AIF and is available on the Company's SEDAR profile at sedar.com, for further information.
The following table outlines the current ratings and outlooks of Cenovus’s debt and First Preferred Shares:

	S&P Global Ratings (“S&P”)	Moody’s Investors Service (“Moody’s”)	DBRS Limited (“DBRS”)	Fitch Ratings Inc. (“Fitch”)
Senior Unsecured Long-Term Notes	BBB-	Baa3	BBB	BBB-
Outlook/Trend	Stable	Stable	Stable	Stable
Series 1 First Preferred Shares	P-3		Pfd-3
Series 2 First Preferred Shares	P-3		Pfd-3
Series 3 First Preferred Shares	P-3		Pfd-3
Series 5 First Preferred Shares	P-3		Pfd-3
Series 7 First Preferred Shares	P-3		Pfd-3
Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency at any time in the future if, in its judgment, circumstances so warrant.
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB- by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (generally up to two years for investment grade and generally up to one year for speculative grade). Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable” and “Developing”. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “Stable” outlook indicates that a rating is not likely to change.
S&P began rating Cenovus’s First Preferred Shares on its Canadian preferred share scale in conjunction with the Arrangement. S&P’s preferred share ratings are a forward-looking opinion about the creditworthiness of an issuer with respect to a specific preferred share obligation. There is a direct correspondence between the ratings assigned on the preferred share scale and S&P’s ratings scale for long-term credit ratings. According to S&P’s ratings system, a P-3 rating on the Canadian preferred share rating scale is equivalent to a BB rating on the long-term credit rating scale. A rating of BB by S&P is within the fifth highest of 10 categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the issue.
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa3 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered to be medium grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 3 indicates that the issue ranks in the lower end of its generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable”, and “Developing”. A Stable outlook indicates a low likelihood of a rating change over the medium term.

Cenovus Energy Inc. – 2021 Annual Information Form	46

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality, with acceptable capacity for payment of financial obligations. Entities in the BBB category may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The absence of either modifier indicates the rating is in the middle of the category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed by the issuer.
DBRS began rating Cenovus’s First Preferred Shares on its Preferred Share Rating Scale in conjunction with the Arrangement. DBRS’s preferred share ratings reflect an opinion on the risk that an issuer will not fulfill its full obligations, with respect to both dividend and principal commitments. DBRS’s preferred share ratings range from Pdf 1 (highest) to D (lowest). According to DBRS’s ratings system, preferred shares rated Pfd-3 are generally of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Pfd-3 ratings generally correspond with issuers with a BBB category or higher reference point.
Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to BBB (investment grade) and BB to D (speculative grade), and represents the range from highest to lowest quality of such securities rated. The terms "investment grade" and "speculative grade" are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. A rating of BBB- is within the fourth highest of 11 categories and is assigned to debt securities that indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or ”-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached, or have not been sustained at, a level that would trigger a rating action, but which may do so if such trends continue. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving. A Stable Rating Outlook indicates a low likelihood of rating change over a one-to two-year period.
Throughout the last four years, Cenovus has made payments to each of S&P, Moody’s, DBRS and Fitch related to the rating of the Company’s debt. Additionally, Cenovus has purchased products and services from S&P, Moody’s, DBRS and Fitch over the same time period.

MARKET FOR SECURITIES
Cenovus’s common shares are listed and trade on the TSX and the NYSE under the symbol CVE. The share price trading range and volume of shares traded on the TSX and the NYSE in 2021 are provided below:

	TSX				NYSE
	Price Range ($ per share)			Volume (thousands)	Price Range (US$ per share)			Volume (thousands)
	High	Low	Close		High	Low	Close
January	8.78	7.12	7.55	336,096	6.92	5.57	5.91	229,394
February	9.64	7.62	9.42	315,831	7.72	5.95	7.41	207,732
March	10.77	9.25	9.44	305,226	8.57	7.33	7.52	224,132
April	10.22	9.03	9.57	191,026	8.15	7.16	7.77	140,652
May	10.25	8.89	10.09	245,174	8.47	7.35	8.13	198,893
June	12.86	10.29	11.86	324,569	10.55	8.52	9.58	241,090
July	12.40	9.62	10.41	213,947	9.98	7.53	8.34	191,044
August	10.69	9.23	10.47	195,840	8.62	7.20	8.28	187,555
September	13.03	10.43	12.77	280,934	10.29	8.18	10.06	174,274
October	14.91	12.67	14.80	285,688	12.06	10.00	11.98	204,935
November	16.77	14.71	15.16	340,020	13.47	11.71	11.86	222,848
December	16.47	13.86	15.51	249,546	13.05	10.72	12.28	182,653

Cenovus Energy Inc. – 2021 Annual Information Form	47

The Cenovus Warrants are listed and trade on the TSX under the symbol CVE.WT and on the NYSE under the symbol CVE.WS and the Series 1 First Preferred Shares, Series 2 First Preferred Shares, Series 3 First Preferred Shares, Series 5 First Preferred Shares and Series 7 First Preferred Shares are listed and trade on the TSX under the symbols CVE.PR.A, CVE.PR.B, CVE.PR.C, CVE.PR.E and CVE.PR.G, respectively.
The share price trading range and volume of the Cenovus Warrants traded on the TSX and the NYSE in 2021 are provided below:

	TSX				NYSE
	Price Range ($ per share)			Volume (thousands)	Price Range (US$ per share)			Volume (thousands)
	High	Low	Close		High	Low	Close
January	4.73	3.41	3.55	3,851	3.53	2.65	2.75	304
February	4.98	3.50	4.77	2,436	4.15	2.69	3.79	729
March	5.70	4.59	5.00	2,047	4.62	3.65	4.01	766
April	5.33	4.70	5.00	703	4.27	3.79	4.15	269
May	5.49	4.71	5.16	1,938	4.58	3.81	4.16	289
June	7.45	5.25	6.70	1,141	6.10	4.28	5.48	275
July	7.20	5.26	6.00	596	5.97	4.19	4.84	465
August	6.13	5.27	5.77	403	4.90	4.12	4.65	103
September	7.50	5.44	7.48	656	5.90	4.39	5.90	112
October	9.33	7.21	9.28	1,194	7.50	5.77	7.50	195
November	10.75	9.10	9.22	1,050	8.60	7.30	7.30	164
December	10.35	8.20	9.51	419	8.25	6.35	7.82	125

The share price trading range and volume of the Series 1 First Preferred Shares traded on the TSX in 2021 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	10.17	9.60	9.94	400
February	12.31	9.94	12.30	176
March	13.68	11.98	12.94	760
April	13.58	12.55	13.50	434
May	14.62	13.55	14.59	339
June	15.47	14.31	15.30	128
July	15.48	14.50	15.18	198
August	15.80	14.76	15.64	164
September	15.99	15.44	15.98	291
October	16.99	15.98	16.94	206
November	17.39	16.60	17.10	147
December	18.85	16.41	18.64	168

Cenovus Energy Inc. – 2021 Annual Information Form	48

The share price trading range and volume of the Series 2 First Preferred Shares traded on the TSX in 2021 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	9.95	9.42	9.75	167
February	12.20	9.85	12.20	47
March	13.12	11.93	12.55	31
April	13.30	12.55	13.30	27
May	13.90	13.25	13.75	52
June	14.00	13.75	13.96	3
July	14.48	13.90	14.29	9
August	14.40	13.75	14.40	11
September	15.04	14.09	15.04	6
October	15.99	14.95	15.91	29
November	15.96	14.97	15.00	29
December	15.42	15.20	15.42	2

The share price trading range and volume of the Series 3 First Preferred Shares traded on the TSX in 2021 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	17.50	16.70	17.25	107
February	18.17	17.29	18.00	172
March	18.75	18.03	18.70	293
April	19.48	18.20	19.48	201
May	21.97	19.49	21.48	168
June	23.00	21.50	22.00	245
July	22.37	21.78	22.10	215
August	22.49	21.32	22.24	250
September	23.19	21.88	23.19	154
October	24.25	22.88	23.98	195
November	24.05	22.90	23.00	116
December	24.15	23.00	23.97	331

The share price trading range and volume of the Series 5 First Preferred Shares traded on the TSX in 2021 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	20.00	18.08	18.75	298
February	19.25	18.37	19.06	129
March	19.78	18.73	19.78	261
April	21.50	19.53	21.38	128
May	23.18	21.25	23.18	92
June	23.98	22.90	23.26	169
July	23.70	22.76	23.62	228
August	23.64	22.66	23.00	185
September	23.80	22.75	23.80	75
October	24.74	23.97	24.50	110
November	24.54	23.50	23.65	140
December	24.75	23.60	24.69	253

Cenovus Energy Inc. – 2021 Annual Information Form	49

The share price trading range and volume of the Series 7 First Preferred Shares traded on the TSX in 2021 are provided below:

	Price Range ($ per share)			Volume (thousands)
	High	Low	Close
January	18.21	17.30	17.60	493
February	18.50	17.44	18.50	69
March	19.99	18.35	19.88	121
April	20.00	19.12	19.75	485
May	22.77	19.92	22.77	42
June	22.74	21.75	22.40	23
July	22.39	21.26	22.39	213
August	22.59	21.71	22.57	93
September	23.40	22.23	23.40	65
October	24.31	23.35	23.70	82
November	23.88	22.53	23.10	40
December	23.49	22.51	23.49	27

DIRECTORS AND EXECUTIVE OFFICERS
DIRECTORS
The following individuals are the directors of Cenovus:

Name and Residence	Director Since (1)	Principal Occupation During the Past Five Years

Keith M. Casey (2) (5) San Antonio, Texas United States	2020	Mr. Casey is the Chief Executive Officer of Tatanka Midstream LLC, a private midstream company, since March 2020. Mr. Casey spent five years with Andeavor Corporation (“Andeavor”), formerly known as Tesoro Corporation, an integrated petroleum refining, logistics, and marketing company and served as Executive Vice-President Commercial and Value Chain of Andeavor, from August 2016 to October 2018, Executive Vice-President, Operations of Andeavor from May 2014 to August 2016, and Senior Vice-President, Strategy and Business Development of Andeavor from April 2013 to May 2014. Mr. Casey served as a director of Andeavor Logistics LP, formerly Tesoro Logistics LP, a publicly traded midstream service company, from April 2014 to April 2015 and has served as a director of a number of private midstream companies. Mr. Casey has worked in the refining industry since 1998 and prior to that, he held leadership and operational roles with BP Products North America Inc., Praxair Incorporated and Union Carbide Corp.

Canning K.N. Fok Hong Kong Special Administrative Region	2021	Mr. Fok is Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company; Chairman and a Director of: Hutchison Telecommunications Hong Kong Holdings Limited, a publicly traded telecommunications services operator; Hutchison Telecommunications (Australia) Limited, a publicly traded telecommunications service provider; Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, manager of a publicly traded container port business trust; Power Assets Holdings Limited, a publicly traded global energy investor; TPG Telecom Limited, a publicly traded telecommunications service provider; HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust; and HK Electric Investments Limited, a publicly traded power industry focused trust. Mr. Fok is Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company; and Deputy President Commissioner of the Board of Commissioners of PT Indosat Tbk, a publicly traded telecommunications service provider. Mr. Fok was Co-Chair of the Board of Husky, a former listed international integrated energy company that was acquired by the Corporation on January 1, 2021, from August 2000 to December 31, 2020 and was a director of Husky until March 2021, prior to Husky’s amalgamation with the Corporation.

Cenovus Energy Inc. – 2021 Annual Information Form	50

Jane E. Kinney (3) (5) Toronto, Ontario Canada	2019	Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company, since May 2019; and a director and Chair of Nautilus Indemnity Holdings Limited, a private insurance company, since February and July 2021, respectively. Ms. Kinney spent 25 years with Deloitte LLP Canada (“Deloitte”) and was admitted to the Deloitte Partnership in 1997. She was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Ms. Kinney’s previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010. She has also served as a lecturer at the University of Manitoba, Dalhousie University and Saint Mary’s University.

Harold N. Kvisle (2) (4) Calgary, Alberta Canada	2018	Mr. Kvisle is a director, since May 2009, and Chairman of ARC Resources Ltd., a publicly traded oil and gas company; and a director, since June 2017, and Board Chair of Finning International Inc., a publicly traded heavy equipment company. He served as a director of Cona Resources Ltd. (“Cona”), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund. Mr. Kvisle served as President and Chief Executive Officer of Talisman Energy Inc. (“Talisman”), a publicly traded oil and gas company, from September 2012 to May 2015 and as a director of Talisman from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation, now TC Energy Corporation (“TC Energy”), a publicly traded pipeline and power company. Prior to joining TC Energy in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.

Eva L. Kwok (2) (4) Vancouver, British Columbia Canada	2021	Mrs. Kwok is Chairman, a director and Chief Executive Officer of Amara Holdings Inc., a private investment holding company. Mrs. Kwok is also a director of CK Life Sciences Int’l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company; CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company; and the Li Ka Shing (Canada) Foundation and was a director of Husky, an international integrated energy company that was acquired by Cenovus on January 1, 2021, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Keith A. MacPhail (4) (6) Calgary, Alberta Canada	2018
Mr. MacPhail has served as the Chair of Cenovus’s Board since April 2020. He is a director, since July 2003, and served as Chairman of NuVista Energy Ltd., a publicly traded oil and gas company, from July 2003 to May 2020. He also served as a director of Bonavista Energy Corporation, formerly Bonavista Petroleum Ltd. (“Bonavista”), a publicly traded oil and gas company, from November 1997 to August 2020; Chairman from March 2012 to August 2020; Executive Chairman from 2012 to 2018; Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Mr. MacPhail served as a director of Canadian Natural Resources Limited (“CNRL”) from 1993 to 2015. Prior to joining Bonavista in 1997, Mr. MacPhail held progressively more responsible positions with CNRL, with his final position being Executive Vice President and Chief Operating Officer. Previously, he held the position of Production Manager with Poco Petroleums Ltd.

Richard J. Marcogliese (3) (5) Alamo, California United States	2016	Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, since June 2011; and a director of Delek US Holdings, Inc., a publicly traded downstream energy company, since January 2020. He served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, from June 2011 to December 2019; Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and from September 2012 to January 2016 as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard.

Cenovus Energy Inc. – 2021 Annual Information Form	51

Claude Mongeau (3) (5) Montreal, Quebec Canada	2016
Mr. Mongeau is a director of The Toronto-Dominion Bank, an international financial institution, since March 2015; and a director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider, since September 2019. He served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He also served as a director of Canadian National Railway Company, a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with Canadian National Railway Company, he also served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and held various increasingly senior positions from the time he joined in 1994. Mr. Mongeau also served as a director of SNC Lavalin Group Inc. from August 2003 to May 2015.

Alexander J. Pourbaix (7) Calgary, Alberta Canada	2017
Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017 and is a director of Canadian Utilities Limited, a publicly traded diversified global energy infrastructure corporation, since November 2019. He served as a director of Trican Well Service Ltd., a publicly traded oilfield services provider, from May 2012 to December 2019. Mr. Pourbaix served as Chief Operating Officer of TC Energy from October 2015 to April 2017. During his tenure with TC Energy, he also served as Executive Vice-President and President, Development from March 2014 to September 2015 and President, Energy & Oil Pipelines from July 2010 to February 2014, and held various increasingly senior positions from the time he joined TC Energy in 1994.

Wayne E. Shaw (3) (5) Toronto, Ontario Canada	2021
Mr. Shaw is the President of G.E. Shaw Investments Limited, a private investment holding company. Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors, Toronto, Ontario. Mr. Shaw is also a director of the Li Ka Shing (Canada) Foundation and was a director of Husky, an international integrated energy company that was acquired by Cenovus on January 1, 2021, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Frank J. Sixt (4) Hong Kong Special Administrative Region	2021
Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company. Mr. Sixt is also the Non-Executive Chairman of TOM Group Limited, a publicly traded technology and media company; an Executive Director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company; a Non-Executive Director of TPG Telecom Limited and a Director of Hutchison Telecommunications (Australia) Limited (HTAL), both publicly traded telecommunications service provider companies; and an Alternate Director to a Director of HTAL, of HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust; and of HK Electric Investments Limited, a publicly traded power industry focused trust. Mr. Sixt is also a member of the Board of Commissioners of PT Indosat Tbk, a publicly traded telecommunications service provider. Mr. Sixt is also a Director of the Li Ka Shing (Canada) Foundation and he was a director of Husky, a former listed international integrated energy company that was acquired by Cenovus on January 1, 2021, from August 2000 until March 2021, prior to Husky’s amalgamation with Cenovus.

Rhonda I. Zygocki (2) (4) Friday Harbor, Washington United States	2016	Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation (“Chevron”), a publicly traded integrated energy company, from March 2011 until her retirement in February 2015 and prior thereto, during her 34 years with Chevron, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety.
(1)Directors were elected or appointed to Cenovus’s Board as follows:
•Ms. Zygocki and Mr. Marcogliese were first elected as directors of Cenovus at the annual meeting of shareholders held on April 27, 2016;
•Mr. Mongeau was appointed as a director of Cenovus as of December 1, 2016;
•Mr. Pourbaix was appointed as President and Chief Executive Officer and a director of Cenovus as of November 6, 2017;
•Messrs. Kvisle and MacPhail were first elected as directors of Cenovus at the annual meeting of shareholders held on April 25, 2018;
•Ms. Kinney was first elected as a director of Cenovus at the annual meeting of shareholders held on April 24, 2019;
•Mr. Casey was first elected as a director of Cenovus as of April 29, 2020; and
•Mrs. Kwok, and Messrs. Fok, Shaw and Sixt were appointed as directors of Cenovus as of January 1, 2021.
The term of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.
(2)Member of the Human Resources and Compensation Committee.
(3)Member of the Audit Committee.
(4)Member of the Governance Committee.
(5)Member of the Safety, Sustainability and Reserves Committee.
(6)Ex officio, by standing invitation, non-voting member of the Audit Committee, the Human Resources and Compensation Committee and the Safety, Sustainability and Reserves Committee. As an ex officio non-voting member, Mr. MacPhail attends as his schedule permits and may vote when necessary to achieve a quorum.
(7)As an officer and a non-independent director, Mr. Pourbaix is not a member of any of the committees of Cenovus’s Board.

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EXECUTIVE OFFICERS
The following individuals are the executive officers of Cenovus:

Name and Residence	Office Held and Principal Occupation During the Past Five Years

Alexander J. Pourbaix Calgary, Alberta Canada	President & Chief Executive Officer Mr. Pourbaix’s biographical information is included under “Directors”.

Jeffrey R. Hart Calgary, Alberta Canada
Executive Vice-President & Chief Financial Officer
Mr. Hart was appointed Executive Vice-President & Chief Financial Officer of Cenovus effective January 1, 2021. From November 2018 to January 1, 2021, Mr. Hart was Chief Financial Officer of Husky; from April 2018 to November 2018, Mr. Hart was Acting Chief Financial Officer of Husky; and from October 2015 to April 2018, Mr. Hart was Vice President, Controller of Husky Oil Operations Limited.

Jonathan M. McKenzie Calgary, Alberta Canada
Executive Vice-President & Chief Operating Officer
Mr. McKenzie was appointed Executive Vice-President & Chief Operating Officer of Cenovus effective January 1, 2021. From May 2018 to January 1, 2021, Mr. McKenzie was Executive Vice-President and Chief Financial Officer of Cenovus. From April 2015 to April 2018, Mr. McKenzie was Chief Financial Officer of Husky. From April 2011 to April 2015, Mr. McKenzie was Chief Financial Officer and Chief Commercial Officer of Irving Oil Ltd.; and from March 2009 to May 2011, Mr. McKenzie was Vice-President and Controller of Suncor Energy Inc.

Keith A. Chiasson Calgary, Alberta Canada
Executive Vice-President, Downstream
Mr. Chiasson was appointed Executive Vice-President, Downstream of Cenovus on March 1, 2019. From December 2017 to February 2019, Mr. Chiasson was Senior Vice-President, Downstream of Cenovus; from May 2017 to December 2017, Mr. Chiasson was Vice-President, Oil Sands Production Operations of Cenovus; and from July 2016 to May 2017, Mr. Chiasson was Vice-President, Operations of Cenovus. From April 2016 to July 2016, Mr. Chiasson was Kearl Operations Manager at Imperial Oil Resources; from September 2013 to April 2016, Mr. Chiasson was U.S. Operations Manager for ExxonMobil; and from January 2012 to September 2013, Mr. Chiasson was Planning and Business Analysis Manager for ExxonMobil Production Company.

P. Andrew Dahlin Calgary, Alberta Canada
Executive Vice-President, Safety & Operations Technical Services
Mr. Dahlin was appointed Executive Vice-President, Safety & Operations Technical Services of Cenovus effective January 1, 2021. From November 2020 to January 1, 2021, Mr. Dahlin was Executive Vice-President, Downstream of Husky; from May 2020 to November 2020, Mr. Dahlin was Executive Vice President, Onshore Upstream of Husky; from May 2018 to May 2020, Mr. Dahlin was Senior Vice President, Heavy Oil & Oil Sands of Husky Oil Operations Limited; from June 2017 to May 2018, Mr. Dahlin was Senior Vice President, Heavy Oil of Husky Oil Operations Limited; and from April 2012 to May 2017, Mr. Dahlin was Vice President, Upstream of Husky Oil Operations Limited.

Norrie C. Ramsay Calgary, Alberta Canada
Executive Vice-President, Upstream – Thermal, Major Projects & Offshore
Dr. Ramsay was appointed Executive Vice-President, Upstream – Thermal, Major Projects & Offshore of Cenovus effective January 1, 2021. From January 2020 to January 1, 2021, Dr. Ramsay was Executive Vice-President, Upstream of Cenovus; from December 2019 to January 2020, Dr. Ramsay was Executive Vice-President of Cenovus. From June 2019 to November 2019, Dr. Ramsay was Senior Vice-President, Projects at TC Energy; from August 2014 to May 2019, Dr. Ramsay was Senior Vice-President, Technical Centre & Projects at TC Energy; and from May 2010 to July 2014, Dr. Ramsay was Global Vice-President, Projects & Engineering at Talisman Energy Inc.

Karamjit S. Sandhar Calgary, Alberta Canada
Executive Vice-President, Strategy & Corporate Development
Mr. Sandhar was appointed Executive Vice-President, Strategy & Corporate Development of Cenovus effective January 1, 2021. From January 2020 to January 1, 2021, Mr. Sandhar was Senior Vice-President, Conventional of Cenovus, and Senior Vice-President, Deep Basin of Cenovus prior to the Deep Basin segment being renamed the Conventional segment in the first quarter of 2020. From December 2017 to December 2019, Mr. Sandhar was Senior Vice-President, Strategy & Corporate Development of Cenovus; from July 2016 until December 2017, Mr. Sandhar was Vice-President, Investor Relations & Corporate Development of Cenovus; from May 2016 to July 2016, Mr. Sandhar was Vice-President, Investor Relations of Cenovus; from May 2015 to May 2016, Mr. Sandhar was Director, Investor Relations of Cenovus; and from April 2013 to May 2015 Mr. Sandhar was Principal, Portfolio Management of Cenovus.

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Sarah J. Walters (1) Calgary, Alberta Canada
Executive Vice-President, Corporate Services
Mrs. Walters was appointed Executive Vice-President, Corporate Services of Cenovus effective January 1, 2021. From December 2017 to January 1, 2021, Mrs. Walters was Senior Vice-President, Corporate Services of Cenovus; from January 2017 until December 2017, Mrs. Walters was Vice-President, Human Resources of Cenovus; from September 2015 to December 2016, Mrs. Walters was Vice-President, Organization & People of Cenovus; from March 2014 to August 2015, Mrs. Walters was Vice-President HR Business Partners & Organizational Design of Cenovus; from July 2013 to February 2014, Mrs. Walters was Vice-President, HR Business Partners of Cenovus; and from March 2013 to July 2013, Mrs. Walters was Vice-President, HR Advisory of Cenovus. Prior to joining Cenovus in March 2013, Mrs. Walters was Vice-President HR, International Operations West at Talisman Energy Inc.

J. Drew Zieglgansberger Calgary, Alberta Canada	Executive Vice-President, Upstream – Conventional & Integration
Mr. Zieglgansberger was appointed Executive Vice-President, Upstream – Conventional & Integration of Cenovus effective January 1, 2021. From January 2020 to January 1, 2021, Mr. Zieglgansberger was Executive Vice-President, Strategy & Corporate Development of Cenovus; from January 2018 to December 2019, Mr. Zieglgansberger was Executive Vice-President, Upstream of Cenovus; from April 2017 to January 2018, Mr. Zieglgansberger was Executive Vice-President, Deep Basin of Cenovus; from September 2015 to April 2017, Mr. Zieglgansberger was Executive Vice-President, Oil Sands Manufacturing of Cenovus; from June 2015 to August 2015, Mr. Zieglgansberger was Executive Vice- President, Operations Shared Services of Cenovus; from June 2012 to May 2015, Mr. Zieglgansberger was Senior Vice-President, Operations Shared Services of Cenovus; from January 2012 to May 2012, Mr. Zieglgansberger was Senior Vice-President, Regulatory, Local Community & Military of Cenovus; and from December 2010 to January 2012, Mr. Zieglgansberger was Senior Vice-President, Christina Lake of Cenovus.

Rhona M. DelFrari Calgary, Alberta Canada
Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement
Ms. DelFrari was appointed Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement of Cenovus effective January 1, 2021. From October 2019 to December 2020, Ms. DelFrari was Vice-President, Sustainability & Engagement of Cenovus. From May 2018 to October 2019, Ms. DelFrari was Vice-President, Communications & External Engagement of Cenovus. From October 2017 to May 2018, Ms. DelFrari was Vice-President, Communications & Community Engagement of Cenovus. From June 2017 to October 2017, Ms. DelFrari was Vice-President, Communications & Reputation Management of Cenovus. From January 2008 to June 2017, Ms. DelFrari held various positions within Cenovus’s communications and strategy portfolios.

Gary F. Molnar Calgary, Alberta Canada
Senior Vice-President Legal, General Counsel & Corporate Secretary
Mr. Molnar was appointed Senior Vice-President Legal, General Counsel & Corporate Secretary of Cenovus effective January 1, 2021. From December 2015 to January 1, 2021, Mr. Molnar was Vice-President, Legal, Assistant General Counsel & Corporate Secretary of Cenovus; from March 2011 to December 2015, Mr. Molnar was Vice-President, Legal & Assistant Corporate Secretary of Cenovus; and from November 2009 to March 2011, Mr. Molnar was Vice-President & Assistant Corporate Secretary of Cenovus.

(1)Mrs. Walters announced her resignation and, effective March 1, 2022, Ms. Susan Anderson will be appointed Senior Vice-President, People Services.

As of December 31, 2021, all of Cenovus’s directors and executive officers, as a group, beneficially owned or exercised control or direction over, directly or indirectly, 3,015,591 common shares or approximately 0.15 percent of the number of common shares that were outstanding as of such date.
Investors should be aware that some of Cenovus’s directors and officers are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Cenovus.
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
To the Company’s knowledge, none of its current directors or executive officers are, as at the date of this AIF, or have been, within 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that:
(a)was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “Order”) that was issued while that director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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To the Company’s knowledge, none of its directors or executive officers:
(a)is, as at the date of this AIF, or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)has, within 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
To the Company’s knowledge, none of its directors or executive officers has been subject to:
(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE
The Audit Committee mandate is included as Appendix C to this AIF.
COMPOSITION OF THE AUDIT COMMITTEE
The Audit Committee consists of four members, each of whom is independent and financially literate in accordance with National Instrument 52-110 “Audit Committees”. The Board determined that each of the following members of Cenovus’s Audit Committee qualifies as an “audit committee financial expert”, as that term is defined under U.S. securities legislation: Claude Mongeau and Jane E. Kinney. The education and experience of each of the members of the Audit Committee relevant to the performance of the responsibilities as an Audit Committee member is outlined below.
Claude Mongeau (Audit Committee Chair)
Mr. Mongeau holds a Master’s in Business Administration degree from McGill University and has received honorary doctorate degrees from St. Mary’s and Windsor University. He is a director of The Toronto-Dominion Bank, an international financial institution, and Norfolk Southern Corporation, a publicly traded rail transportation provider. He served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He served as a director of Canadian National Railway Company, a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with Canadian National Railway Company, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined Canadian National Railway Company in 1994 he held the titles of Senior Vice-President and Chief Financial Officer, Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development.
Jane E. Kinney
Ms. Kinney is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Mathematics degree from the University of Waterloo. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations.
Ms. Kinney is a director and Chair of the Audit Committee of Intact Financial Corporation, a publicly traded insurance company. She spent 25 years with Deloitte and was admitted to the Deloitte Partnership in 1997. She was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Ms. Kinney’s previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010.
Richard J. Marcogliese
Mr. Marcogliese holds a Bachelor of Engineering degree in Chemical Engineering from the New York University School of Engineering and Science. He is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, and a director of Delek US Holdings, Inc., a publicly traded downstream energy company. He served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, from June 2011 to December 2019; Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and from September 2012 to January 2016 as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard.

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Wayne E. Shaw
Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree from the University of Alberta. He is a member of the Law Society of Ontario. He is the President of G.E. Shaw Investments Limited, a private investment holding company. Prior to his retirement in 2013, Mr. Shaw was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors, Toronto, Ontario.
The above list does not include Keith A. MacPhail who is, by standing invitation as Chair of the Board, an ex officio member of Cenovus’s Audit Committee.
PRE-APPROVAL POLICIES AND PROCEDURES
Cenovus has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP, the Company’s auditor. Subject to the Audit Committee’s discretion, the budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee. The list of permitted services is sufficiently detailed to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.
Subject to the following paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Audit Committee) to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). Any required determination about the Chair’s unavailability will be required to be made by the good faith judgment of the applicable other member(s) of the Audit Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.
The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that have been pre-approved pursuant to Delegated Authority: (i) may not exceed $200,000, in the case of pre-approvals granted by the Chair of the Audit Committee; and (ii) may not exceed $50,000, in the case of pre-approvals granted by any other member of the Audit Committee.
All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.
EXTERNAL AUDITOR SERVICE FEES
The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2021 and 2020:

($ thousands)	2021	2020
Audit Fees (1)	2,974	2,598
Audit-Related Fees (2)	212	382
Tax Fees (3)	946	128
All Other Fees (4)	26	46
Total	4,158	3,154
(1)Audit fees consist of the aggregate fees billed for the audit of the Company’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus’s prospectuses and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition or divestiture of assets are also included in Audit-Related Fees.
(3)Tax fees consist of the aggregate fees billed for tax compliance, tax advice and expatriate tax service.
(4)All other fees relate to fees billed for the review of Extractive Sector Transparency Measures Act filings, services around filings, advisory services around Enterprise Resource Planning and the Company’s Innovation Process.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS
During the year ended December 31, 2021, there were no legal proceedings to which Cenovus is or was a party, or that any of its property is or was the subject of, which involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10 percent of Cenovus’s current assets and it is not aware of any such legal proceedings that are contemplated.
During the year ended December 31, 2021, there were no penalties or sanctions imposed against Cenovus by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and it has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
None of the Company’s directors or executive officers or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of Cenovus’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in each case, as at the date of this AIF, has or has had any material interest, direct or indirect, in any past transaction within the three most recently completed financial years or any proposed transaction that has materially affected or is reasonably expected to materially affect Cenovus.

TRANSFER AGENTS AND REGISTRARS

In Canada:	In the United States:
Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1 Canada	Computershare Trust Company NA 250 Royall St. Canton, MA 02021 U.S.
Tel: 1-866-332-8898 Website: www.investorcentre.com/cenovus

MATERIAL CONTRACTS
Other than as set forth below, during the year ended December 31, 2021, Cenovus has not entered into any contracts, nor are there any contracts still in effect, that are material to Cenovus, other than contracts entered into in the ordinary course of business.
Arrangement Standstill Agreements
On October 24, 2020, each of Hutchison Whampoa Europe Investments S.à r.l. (“Hutchison”) and L.F. Investments S.à r.l. (“L.F. Investments”) entered into a separate standstill agreement with Cenovus (each, an “Arrangement Standstill Agreement”), with effect as of January 1, 2021. Each Arrangement Standstill Agreement sets forth certain restrictions and obligations in connection with such shareholder’s shareholdings in Cenovus following completion of the transactions contemplated by the Arrangement, including but not limited to the following:
(a)subject to certain exceptions, without the prior written consent of Cenovus, such shareholder agreed that it will not acquire, agree to acquire or make any proposal or offer to acquire voting or equity securities of Cenovus or any of its subsidiaries (other than Cenovus Warrants), securities convertible into, or exercisable or exchangeable for, voting or equity securities of Cenovus or any of its subsidiaries (other than Cenovus Warrants) or any assets of Cenovus or any of its subsidiaries;
(b)for a period of 18 months following January 1, 2021, such shareholder will not transfer or cause the transfer of any common shares, except as otherwise permitted by the Arrangement Standstill Agreement (the “Transfer Restrictions”);

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(c)without the prior written consent of Cenovus, such shareholder will not transfer or cause the transfer of, either alone or in the aggregate with its affiliates, the other such shareholder or its affiliates, any common shares or Cenovus Warrants to any person, if such transfer would, to the knowledge of the shareholder, result in such person, together with any persons acting jointly or in concert with such person, beneficially owning, or controlling or directing, 20 percent or more of the then-outstanding common shares, except (a) transfers effected through an underwritten public offering (including an underwritten public offering undertaken pursuant to the applicable Arrangement Registration Rights Agreement (defined below); (b) transfers effected as a result of the consummation of an arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus which has been approved by a resolution of holders of the common shares, or made to an offeror in relation to a take-over bid as set out in the Arrangement Standstill Agreement; or (c) transfers to an affiliate as permitted by the Arrangement Standstill Agreement; and
(d)such shareholder is subject to voting restrictions with respect to certain Board matters relating to the election of Cenovus’s directors and in connection with any arrangement, amalgamation, merger or other similar business combination transaction involving Cenovus.
The Arrangement Standstill Agreements terminate on the earlier of January 1, 2026, the date on which either of the Arrangement Standstill Agreement is terminated by the written agreement of the parties, provided that the Transfer Restrictions have been complied with under each Arrangement Standstill Agreement, the date on which Hutchison and L.F. Investments, together with their affiliates, cease to beneficially own, or control or direct, in aggregate, at least 10 percent of the then-outstanding common shares, or any Qualified Individual (as defined in the Arrangement Standstill Agreements) duly nominated in accordance with the Arrangement Standstill Agreements is not appointed to the Board in accordance with the Arrangement Standstill Agreements.
Copies of the Arrangement Standstill Agreements were filed on SEDAR on November 3, 2020, and may be viewed under Cenovus’s profile at sedar.com and on EDGAR at sec.gov.
The following table summarizes the number of Cenovus securities subject to the Transfer Restrictions as at December 31, 2021:

Name of Holder	Designation of Securities	Number of Securities subject to Transfer Restrictions (1)	Percentage of Class
Hutchison Whampoa Europe Investments S.à r.l.	Common Shares	316,927,051	15.8
L.F. Investments S.à r.l.	Common Shares	231,194,699	11.6
Total		548,121,750	27.4
(1)     The date on which the Transfer Restrictions end is described above.
Arrangement Registration Rights Agreements
On January 1, 2021, Cenovus and each of Hutchison and L.F. Investments entered into a registration rights agreement (each, an “Arrangement Registration Rights Agreement”) which provides such shareholders with certain rights to facilitate the sale of their common shares, including the right to require Cenovus to qualify the distribution of the common shares held by such shareholders and the right to piggy-back on an offering of common shares by Cenovus. These rights are available to such shareholders for a term beginning on July 1, 2022, and ceasing on the earlier of January 1, 2026, the date on which the Arrangement Registration Rights Agreement is terminated by agreement of the parties, the date the holder ceases to, directly or indirectly, beneficially own in aggregate more than 5 percent of the then-outstanding common shares, or the date on which the Arrangement Standstill Agreements are terminated.
Copies of the Arrangement Registration Rights Agreements were filed on SEDAR on January 4, 2021, and may be viewed under Cenovus’s profile at sedar.com and on EDGAR at sec.gov.
Arrangement Pre-Emptive Rights Agreements
On January 1, 2021, Cenovus and each of Hutchison and L.F. Investments entered into a pre-emptive rights agreement (each, an “Arrangement Pre-Emptive Rights Agreement”) that provides such shareholders with certain rights to allow such shareholder to maintain its pro rata share of the then-outstanding common shares. These rights are available to such shareholders for a term beginning on January 1, 2021, and ceasing on the earlier of January 1, 2026, the date on which the Arrangement Pre-Emptive Rights Agreement is terminated by agreement of the parties, the date the shareholder ceases to, directly or indirectly, beneficially own in aggregate more than 5 percent of the then-outstanding common shares, or the date on which the Arrangement Standstill Agreements are terminated.
Copies of the Arrangement Pre-Emptive Rights Agreements were filed on SEDAR on January 4, 2021, and may be viewed under Cenovus’s profile at sedar.com and on EDGAR at sec.gov.

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Warrant Indenture
At closing of the Arrangement, the Cenovus Warrants were created and issued pursuant to the terms of the Warrant Indenture entered into with Computershare Trust Company of Canada, as warrant agent, which governs the Cenovus Warrants. The Warrant Indenture provides for customary adjustments to the number of common shares issuable upon exercise of the Cenovus Warrants and/or to the exercise price in effect for the Cenovus Warrants, and for adjustment in the class and/or number of securities issuable upon exercise of the Cenovus Warrants and/or to the exercise price for the Cenovus Warrants, upon the occurrence of certain events. Cenovus also covenants in the warrant Indenture that, so long as any Cenovus Warrant remains outstanding, Cenovus will give notice to holders of Cenovus Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Cenovus Warrants or the number of common shares issuable upon exercise of the Cenovus Warrants, at least 10 business days prior to the record date of such event.
A copy of the Warrant Indenture was filed on SEDAR on January 4, 2021, and may be viewed under Cenovus’s profile at sedar.com and on EDGAR at sec.gov.
ConocoPhillips Transaction
On March 29, 2017, Cenovus entered into a purchase and sale agreement (the “COP Acquisition”) with ConocoPhillips to acquire: (i) ConocoPhillips’ 50 percent interest (the “FCCL Interest”) (being the remaining 50 percent interest that Cenovus did not already own) in FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta, and (ii) the majority of ConocoPhillips’ western Canadian conventional assets, including ConocoPhillips’ exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas and other operating areas, and all of ConocoPhillips’ interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (the “Deep Basin Assets”). The FCCL Interest and the Deep Basin Assets were acquired by Cenovus for total consideration of $17.6 billion, composed of $15.0 billion cash, and 208 million common shares.
At closing of the COP Acquisition, Cenovus and ConocoPhillips entered into a contingent payment agreement (the “COP Contingent Payment Agreement”), pursuant to which Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date of the COP Acquisition, ending on May 17, 2022, for quarters in which the average WCS crude oil price exceeds $52 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52 per barrel. There are no maximum payment terms. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment.
Also, at closing of the COP Acquisition, Cenovus and ConocoPhillips entered into a registration rights agreement (“COP Registration Rights Agreement”) and an investor agreement (“COP Investor Agreement”), which, among other things, restricted ConocoPhillips from selling or hedging its common shares until November 17, 2017. In addition, the COP Registration Rights Agreement provides ConocoPhillips with certain rights to facilitate the sale of its common shares, including the right to require Cenovus to qualify the distribution of the common shares held by ConocoPhillips and the right to piggy-back on an offering of common shares by Cenovus. The COP Investor Agreement places certain restrictions on ConocoPhillips, including from nominating new members to Cenovus’s board of directors and by requiring ConocoPhillips to vote its common shares in accordance with management recommendations or abstain from voting. The COP Registration Rights Agreement and the COP Investor Agreement will terminate when ConocoPhillips owns 3.5 percent or less of the then-outstanding common shares.
A copy of the COP Acquisition, which includes the forms of the COP Contingent Payment Agreement, COP Registration Rights Agreement and COP Investor Agreement, in redacted form, was filed on SEDAR on April 5, 2017, and a copy of the amendment to the COP Acquisition was filed on SEDAR on May 17, 2017, each of which may be viewed under Cenovus’s profile at sedar.com and on EDGAR at sec.gov.

INTERESTS OF EXPERTS
The Company’s independent auditors are PricewaterhouseCoopers LLP, who have issued an independent auditor’s report dated February 7, 2022 in respect of Cenovus’s consolidated financial statements that comprise the consolidated balance sheets as at December 31, 2021 and December 31, 2020 and the consolidated statements of earnings (loss), consolidated statements of comprehensive income (loss), consolidated statements of equity and consolidated statements of cash flows for the years ended December 31, 2021, 2020, and 2019 and Cenovus’s internal control over financial reporting as at December 31, 2021. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.
Information relating to reserves in this AIF has been calculated by McDaniel and GLJ as independent qualified reserves evaluators. The partners, employees or consultants of each of McDaniel and GLJ, in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of the Company’s outstanding securities.

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ADDITIONAL INFORMATION
Additional information relating to Cenovus is available on SEDAR at sedar.com and EDGAR at sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cenovus’s securities, and securities authorized for issuance under its equity-based compensation plans, is included in the Company’s management information circular for its most recent annual meeting of shareholders.
Additional financial information concerning Cenovus as at December 31, 2021 can be found in Cenovus’s consolidated financial statements and MD&A for the year ended December 31, 2021.
As a Canadian corporation listed on the NYSE, Cenovus is not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, the Company is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. Except as summarized on Cenovus’s website at cenovus.com, the Company is in compliance with the NYSE corporate governance standards in all significant respects.

ACCOUNTING MATTERS
Unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “C$” or to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information contained in this AIF is dated as at December 31, 2021 unless otherwise indicated. Numbers presented are rounded to the nearest whole number and tables may not add due to rounding.
Unless otherwise indicated, all financial information included in this AIF has been prepared in accordance with International Financial Reporting Standards, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

ABBREVIATIONS AND CONVERSIONS

Crude Oil and NGLs		Natural Gas

bbl	barrel	Mcf	thousand cubic feet
bbls/d	barrels per day	MMcf	million cubic feet
Mbbls/d	thousand barrels per day	MMcf/d	million cubic feet per day
MMbbls	million barrels	Bcf	billion cubic feet
NGLs	natural gas liquids	MMBtu	million British thermal units
BOE	barrel of oil equivalent	AECO	Alberta Energy Company
BOE/d	barrels of oil equivalent per day
MMBOE	million barrels of oil equivalent
WTI	West Texas Intermediate
WCS	Western Canadian Select
In this AIF, natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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APPENDIX A
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS
To the Board of Directors of Cenovus Energy Inc. (the “Corporation”):
1.We have evaluated the Corporation’s reserves data as at December 31, 2021. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2021, estimated using forecast prices and costs.
2.The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated for the year ended December 31, 2021, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s Board of Directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Evaluated Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) ($ millions)

McDaniel & Associates Consultants Ltd.	December 31, 2021	Canada	54,985
McDaniel & Associates Consultants Ltd.	December 31, 2021	China	3,482
McDaniel & Associates Consultants Ltd.	December 31, 2021	Indonesia	505
GLJ Ltd.	December 31, 2021	Canada	3,018
			61,990
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.
7.We have no responsibility to update our reports referred to in paragraph five for events and circumstances occurring after their respective effective dates.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:

/s/ Brian R. Hamm	/s/ Jodi L. Anhorn

Brian R. Hamm, P. Eng. President & CEO McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	Jodi L. Anhorn, M.Sc., P. Eng. President and Chief Executive Officer GLJ Ltd. Calgary, Alberta, Canada

February 7, 2022

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APPENDIX B
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
Management of Cenovus Energy Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.
Independent qualified reserves evaluators have evaluated the Corporation’s reserves data. A report from the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Safety, Sustainability and Reserves Committee of the Board of Directors of the Corporation has:
(a)reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;
(b)met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)reviewed the reserves data with management and each of the independent qualified reserves evaluators.
The Board of Directors of the Corporation has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Safety, Sustainability and Reserves Committee, approved:
(a)the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(b)the filing of the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Alexander J. Pourbaix	/s/ Jeffrey R. Hart

Alexander J. Pourbaix President & Chief Executive Officer	Jeffrey R. Hart Executive Vice-President & Chief Financial Officer

/s/ Keith A. MacPhail	/s/ Richard J. Marcogliese

Keith A. MacPhail Director and Chair of the Board	Richard J. Marcogliese Director and Chair of the Safety, Sustainability and Reserves Committee

February 7, 2022

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APPENDIX C
AUDIT COMMITTEE MANDATE
The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) appointed to act in an advisory capacity to the Board and assist the Board in fulfilling its oversight responsibilities.

The Committee’s primary duties and responsibilities are to:

•Oversee and monitor the effectiveness and integrity of the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance.
•Oversee audits of the Corporation’s financial statements.
•Oversee and monitor the Corporation’s market risk management framework, including supporting guidelines and policies, related to the management of commodity price, currency (foreign exchange), and interest rate market risk.
•Oversee and monitor management’s identification of principal financial risks and monitor the process to manage such risks.
•Oversee and monitor the Corporation’s compliance with legal and regulatory requirements related to financial reporting and disclosures.
•Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing group.
•Provide an avenue of communication among the external auditors, management, the internal auditing group and the Board.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

CONSTITUTION, COMPOSITION AND DEFINITIONS
1.Reporting
The Committee shall report to the Board.
2.Composition of the Committee
The Committee shall consist of not less than three and not more than eight directors, all of whom shall qualify as independent directors pursuant to National Instrument 52-110 “Audit Committees” (as implemented by the Canadian Securities Administrators (“CSA”) and as amended from time to time) (“NI 52-110”).

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise.

At least one member shall have experience in the oil and gas industry.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service shall not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

The non-executive Board Chair shall be a non-voting member of the Committee. See “Quorum” for further details.
3.Appointment of Committee Members
Committee members shall be appointed by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced, subject to any requirements under the heading “Composition of Committee” above, at any time by the Board and shall, in any event, cease to be a Committee member upon ceasing to be a Board member.
4.Vacancies
Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

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5.Chair
The Governance Committee shall recommend for approval to the Board an independent Director to act as Chair of the Committee (the “Chair”). The Board shall appoint the Chair.

If unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chair presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chair in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.
6.Secretary
The Committee shall appoint a Secretary who need not be a member of the Committee. The Secretary shall keep minutes of the meetings of the Committee.
7.Committee Meetings
The Committee shall meet at least quarterly. The Chair may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chair, the President & Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chair, be held in person, by video conference, by means of telephone, by other electronic or communication facility or by a combination of any of the foregoing.

At every Committee meeting the Committee shall meet without the presence of management.
8.Notice of Meeting
Notice of the time and place of each meeting may be given orally, or in writing, or by facsimile, or by electronic means to each member of the Committee at least 24 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
9.Quorum
A majority of Committee members, present in accordance with section 7, shall constitute a quorum. In addition, if an ex officio, non-voting member’s presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.
10.Attendance at Meetings
The President & Chief Executive Officer, the Chief Financial Officer, the Comptroller and the head of internal audit are expected to be available to attend the Committee’s meetings or portions thereof.

The Committee may, by specific invitation, have other resource persons in attendance.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors who are not members of the Committee may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Chair or by a majority of the members of the Committee
11.Minutes
Minutes of Committee meetings shall be sent to all Committee members. The Committee shall report its activities to the full Board at the next regularly scheduled Board meeting or more frequently as determined appropriate by the Chair.

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SPECIFIC RESPONSIBILITIES
In carrying out its oversight responsibilities and its mandate, the Committee is expected to:
12.Review Procedures
(a)Review the summary of the Committee’s composition and responsibilities in the Corporation’s annual report, annual information form or other public disclosure documentation.
(b)Review the summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation’s annual report and annual information form, or other publicly filed disclosure documentation.
13.Annual Financial Statements
(a)Discuss and review with management and the external auditors the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents prior to their filing or distribution. Such review shall include:
(i)The annual financial statements and related notes including significant issues regarding accounting principles, practices and significant management estimates and judgments, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.
(ii)Management’s Discussion and Analysis.
(iii)The use of off-balance sheet financing, including management’s risk assessment and adequacy of disclosure.
(iv)The external auditors’ audit examination of the financial statements and their report thereon.
(v)Any significant changes required in the external auditors’ audit plan.
(vi)Any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information.
(vii)Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.
(b)Review and formally recommend approval to the Board of the Corporation’s:
(i)Year-end audited financial statements. Such review shall include discussions with management and the external auditors as to:
i.The accounting policies of the Corporation and any changes thereto.
ii.The effect of significant judgments, accruals and estimates.
iii.The manner of presentation of significant accounting items.
iv.The consistency of disclosure.
(ii)Management’s Discussion and Analysis.
(iii)Annual Information Form as to financial information.
(iv)All prospectuses and information circulars, as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.
14.Quarterly Financial Statements
(a)Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board the Corporation’s:
(i)Quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis.
(ii)Any significant changes to the Corporation’s accounting principles.

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(b)Review quarterly unaudited financial statements prior to their distribution of any subsidiary of the Corporation with public securities.
15.Other Financial Filings and Public Documents
Review and discuss with management financial information, including earnings press releases, the use of “pro forma” or non-GAAP financial information and earnings guidance, contained in any filings with the CSA or U.S. Securities and Exchange Commission (“SEC”) or press releases related thereto, and consider whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities.
16.Internal Control Environment
(a)Receive from and review with management, the external auditors and the internal auditors an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.
(b)Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.
(c)Review in consultation with the internal auditors and the external auditors, the degree of coordination in the audit plans of the internal auditors and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud or other illegal acts. The Committee shall assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.
(d)Review with the President & Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal controls and procedures for financial reporting which could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or applicable Canadian federal and provincial legislation and regulations within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation’s internal controls and procedures for financial reporting.
(e)Review significant findings prepared by the external auditors and the internal auditing department together with management’s responses.
17.Other Review Items
(a)Review the process for the certification of the interim and annual financial statements by the President & Chief Executive Officer and Chief Financial Officer, and the certifications made by the President & Chief Executive Officer and Chief Financial Officer.
(b)Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.
(c)Review all related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.
(d)Review with the General Counsel, the head of internal audit and the external auditors the results of their review of the Corporation’s monitoring of compliance with each of the Corporation’s published codes of business conduct and applicable legal requirements.
(e)Review legal and regulatory matters, including correspondence with and reports received from regulators and government agencies, that may have a material impact on the interim or annual financial statements or other documents filed with regulators containing financial information and related corporate compliance policies and programs. Members from the Legal and Tax groups should be at the meeting to deliver their respective reports.
(f)Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.
(g)Ensure that the Corporation’s presentation of hydrocarbon reserves has been reviewed with the Safety, Sustainability and Reserves Committee of the Board.

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(h)Review management’s processes in place to prevent and detect fraud.
(i)Review:
(i)procedures for the receipt, retention and treatment of complaints received by the Corporation, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls or auditing matters; and
(ii)a summary of any significant investigations regarding such matters.
(j)Meet on a periodic basis separately with management.
18.External Auditors
(a)Be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation. The external auditors shall report directly to the Committee.
(b)Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chair or by a majority of the members of the Committee.
(c)Review and discuss a report from the external auditors at least quarterly regarding:
(i)All critical accounting policies and practices to be used;
(ii)All alternative treatments within accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and
(iii)Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.
(d)Obtain and review a report from the external auditors at least annually regarding:
(i)The external auditors’ internal quality-control procedures.
(ii)Any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues.
(iii)To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation.
(e)Review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.
(f)Review and evaluate annually:
(i)The external auditors’ and the lead partner of the external auditors’ team’s performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders or regarding the discharge of such external auditors.
(ii)The terms of engagement of the external auditors together with their proposed fees.
(iii)External audit plans and results.
(iv)Any other related audit engagement matters.
(v)The engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

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(vi)The Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for Cenovus.
(vii)Any reports issued by CPAB regarding the audit of Cenovus.
(g)Conduct periodically a comprehensive review of the external auditor, with the outcome intended to assist the Committee to identify potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.
(h)Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 18.(c) through (f), evaluate the external auditors’ qualifications, performance and independence, including whether or not the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present to the Board its conclusions in this respect.
(i)Review the rotation of partners on the audit engagement team in accordance with applicable law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.
(j)Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.
(k)Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.
(l)Consider and review with the external auditors, management and the head of internal audit:
(i)Significant findings during the year and management’s responses and follow-up thereto.
(ii)Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.
(iii)Any significant disagreements between the external auditors or internal auditors and management.
(iv)Any changes required in the planned scope of their audit plan.
(v)The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.
(vi)The internal audit department mandate.
(vii)Internal audit’s compliance with the Institute of Internal Auditors’ standards.
19.Internal Audit Group and Independence
(a)Meet on a periodic basis separately with the head of internal audit.
(b)Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.
(c)Review with the head of internal audit the Internal Audit budget, resource plan, activities, organizational structure of the internal audit function and the qualifications of the internal auditors.
(d)Confirm and assure, annually, the independence of the internal audit group.
(e)Approve the Internal Audit Charter, and the annual Internal Audit Plan.
(f)Review the performance and effectiveness of the Internal Audit function including conformance with The Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing and the Code of Ethics.
20.Approval of Audit and Non-Audit Services
(a)Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in the Exchange Act or applicable CSA and SEC legislation and regulations, which services are approved by the Committee prior to the completion of the audit).
(b)Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

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(c)If the pre-approvals contemplated in paragraphs 20.(a) and (b) are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.
(d)Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 20.(a) through (c). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.
(e)Establish policies and procedures for the pre-approvals described in paragraphs 20.(a) and (b) so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation to management of the Committee’s responsibilities under the Exchange Act or applicable CSA and SEC legislation and regulations.
21.Risk Oversight
The Committee is responsible for oversight of and reports to the Board about risks related to:
(a)The design and operating effectiveness of the Corporation’s market risk management control framework and the processes to manage such risks;
(b)Non-compliance with regulations and policies relating to matters within the Committee’s mandate;
(c)All financial filings and public documents, including the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents, and all unaudited financial statements and related documents, and other filings and public documents as to financial information;
(d)The evaluation, appointment, compensation, retention and work of the external auditors;
(e)Together with management, the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit;
(f)The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;
(g)Significant financial risks or exposures, including those related to environmental, social and governance (“ESG”) matters, such as climate change; and
(h)Such principal or emerging risks that have been assigned to the Committee, from time to time, by the Board, as recommended by the Governance Committee.
22.Environmental, Social and Governance (ESG) Oversight
The Committee is responsible for oversight of:
(a)The financial impacts from evolving ESG matters (including climate change) and in particular impacts on the Corporation’s access to capital from its lenders, debt investors, and equity investors, its access to insurance coverage, and to its credit ratings.
23.Miscellaneous
(a)The Committee, upon approval by a majority of the members of the Committee, may engage outside advisors if deemed advisable;
(b)The Committee, upon approval by a majority of the members of the Committee, may delegate its duties and responsibilities to subcommittees of the Committee;
(c)Review with the President & Chief Executive Officer and subject to the concurrence of the Committee, recommend to the Board the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer;
(d)Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties;
(e)Determine the appropriate funding for payment by the Corporation (i) of compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) of compensation to any advisors employed by the Committee, and (iii) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties;

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(f)Review and reassess the adequacy of this mandate annually and recommend any proposed changes to the Governance Committee for consideration;
(g)Consider for implementation any recommendations of the Governance Committee of the Board with respect to the Committee’s effectiveness, structure or processes;
(h)Perform such other functions as required by law, the Corporation’s by-laws or the Board; and
(i)Consider any other matters referred to it by the Board.

The duties and responsibilities of a Committee member are in addition to those duties set out for a Board member.

Revised Effective: July 28, 2021

Cenovus Energy Inc. – 2021 Annual Information Form	70